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WRITER'S DIRECT NUMBER
(212) 839-5872

WRITER'S E-MAIL ADDRESS
eflagg@sidley.com

March 18, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(g) Filing Requirements for SanCor Cooperativas Unidas Limitada ("SanCor") File No. 82-4476

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following original Spanish-language documents pertaining to SanCor:

Information for *the Quarter ended on December 31, 2003*

1. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

2. Minutes of the Administrative Council No. 2584, held on February 9, 2004, approving the financial statements;

3. Minutes of the Audit Committee Meeting No. 325, held on February 9, 2004, approving the financial statements; and

4. Comparison of the six-month period ended December 31, 2003 with the six-month period ended December 31, 2002.

Each of the aforementioned Spanish-language documents has been enclosed for your convenience. In addition, English-language and Spanish-language versions of the following document are also enclosed:

dlw 3/23

5. Financial statements as of December 31, 2003 audited by Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young, with related auditor's report thereto attached.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by SanCor that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Regards,

Edward R. Flagg

(Enclosures)

cc: Educardo Zago
(SanCor Cooperativas Unidas Limitada)
John H. Newman, Esq.
Sidley Austin Brown & Wood LLP)

SanCor Cooperativas Unidas Limitada ("SanCor")

English Summaries of Documents 1-4

Document 1

Certain financial information for the six month period ended December 31, 2003 compared to the same period in 2002:

(In pesos)		December 31, 2003	December 31, 2002
I) NET SALES		519,560,029	491,215,536
II) CURRENT ASSETS (Inventories excluded)			
Cash and amounts due from banks		10,546,808	23,317,202
Transitory investments		575,358	15,724
Receivables		207,675,915	169,639,207
Deferred Charges		4,938,909	7,141,447
	Total	223,736,990	200,113,580
(III) CURRENT LIABILITIES		692,031,366	653,189,972

Document 2

Minutes of the meeting of the Administrative Council of SanCor on February 9, 2004.

The meeting of the Administrative Council of SanCor took place on February 9, 2004 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2584). President Miguel Omar Altuna submits to the present members of the council the report of the Second Quarter 2003/2004 financial statements for the six month period ended December 31, 2003. The report concerns the following: (I) Balance sheets of SanCor for the six month period ended December 31, 2003; (II) Statements of income of SanCor for the six month period ended December 31, 2003; (III) Statement of Changes in Cooperative Equity of SanCor for the six month period ended December 31, 2003; (IV) Effective Flow State (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of sold goods (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the six month period ended December 31, 2003 required by the laws of the National Securities Commission and (XIV) Table of sales, current assets (inventories excluded) and total current liabilities,

as submitted to the Electronic Open Market.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session ends at 17:30 p.m.

Signed: President Mr. Miguel Omar Altuna

Document 3

Minutes of the meeting of the Auditors' Committee of SanCor (No. 325) held on February 9, 2004.

Report of the meeting of the members of the Auditors' Committee of SanCor (No. 325), Mres. Néstor Juan Garetto; José Luis Juan and Norberto José Racca, took place in Sunchales on February 9, 2004. The Second Quarter financial statements for the period ended December 31, 2003: the documentation in reference to the above was approved by the Administrative Council of SanCor at its meeting in accordance with Minutes No. 2,584 of the aforementioned directive body. By unanimous consent, the Auditors' Committee resolved: (1) To ratify the financial statements and summary information of SanCor. This documentation consists of the following items: (I) Balance sheets of SanCor for the six month period ended December 31, 2003; (II) Statements of income of SanCor for the six month period ended December 31, 2003; (III) Statement of Changes in Cooperative Equity of SanCor for the six month period ended December 31, 2003; (IV) Effective Flow State (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of sold goods (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the six month period ended December 31, 2003 required by the laws of the National Securities Commission and (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market.

In conclusion, the Auditors' Committee feels it has addressed all issues for the day. There being no more issues to address, this session ends at 19:35 p.m.

Signed: Mr. Néstor Juan Garetto

Document 4

Comparison of the six month period ended December 31, 2003 and the six month period ended December 31, 2002.

Net Sales - The net sales of SanCor during the six month period ended December 31, 2003 (the "Second Quarter 2003/2004") were 519.6 million pesos, representing an increase of 5.8%, compared to the sum of 491.2 million pesos in the six month period ended December 31, 2002 (the "Second Quarter 2002/2003"). The increase of net sales was mainly due to a higher placement in the domestic market, accompanied by a better general level of the obtained prices.

Cost of Sales - The cost of sales increased 12.5% from 381.4 million pesos during the

Second Quarter 2002/2003 as compared to 429.1 million pesos in the Second Quarter 2003/2004. SanCor attributes this increase mainly due to an increase in the prices of the principal two items of the cost of production: the raw milk and the labor.

Commercial, Administrative Expenses and other Not Ordinary Expenses - Sales expenses decreased 4.7% from 81.2 million pesos in the Second Quarter 2002/2003 to 77.4 million pesos in the Second Quarter 2003/2004; the administrative expense increased 13.7% from 7.9 million pesos in the Second Quarter 2002/2003 to 9.0 million pesos in the Second Quarter 2003/2004. The decrease in the sales expenses mainly due to a decrease of the general volume of sales and to the smaller activity in communication. The increase of the administrative expenses is mainly due to the higher price of the labor. The other not ordinary expenses of the Second Quarter 2003/2004 exceeded the previous year by 1.4 million pesos as a consequence of the increased cost of taxes on bank debt.

Net Financial Expenditures - During the Second Quarter 2003/2004, net financial expenditures were -56.5 million pesos, while in the Second Quarter 2002/2003 were 23.2 million pesos. SanCor attributes this variation mainly to the effect in the average level of indebtedness in foreign currency, precipitated by the behavior of the exchange rate, (decreasing in 2002/2003 and growing in 2003/2004)

Operating results - The operating results of SanCor, positive during the Second Quarter 2002/2003, became a loss of 60.0 million pesos during the Second Quarter 2003/2004. This change is a consequence of the combined effect of the variations in the revenues and operating costs for that period already analyzed.

Other Net Revenue - The loss of 15.2 million pesos in the Second Quarter 2002/2003 decreased to a loss of 6.8 million pesos in the Second Quarter 2003/2004. This change is mainly due to a better result obtained by our controlled entities.

Net Result - SanCor declared a net result of a loss of 66.8 million pesos for the Second Quarter 2003/2004, and a net result of 22.6 million pesos in the Second Quarter 2002/2003. The change is a consequence of a smaller gross margin obtained on sales and from the financial loss related to the change in the exchange rate.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de seis meses finalizado el 31 de diciembre de 2003, comparativo con el mismo período del ejercicio anterior y con el ejercicio anterior

(En Pesos)	31/12/2003	31/12/2002
I)- VENTAS NETAS	519.560.029	491.215.536

(En Pesos)	31/12/2003	30/06/2003
II)- ACTIVOS CORRIENTES (Excluido Bienes de Cambio)		
Caja y Bancos	10.546.808	23.317.202
Inversiones Transitorias	575.358	15.724
Créditos	207.675.915	169.639.207
Cargos Diferidos	4.938.909	7.141.447
TOTAL	223.736.990	200.113.580
III)- PASIVOS CORRIENTES	692.031.366	653.179.672

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

MIGUEL OMAR ALTUNA
Presidente

PARTE PERTINENTE ACTA NÚMERO 2.584

9 de febrero de 2004

ASISTENTES
Miguel Omar Altuna
Oscar Juan Carreras
Ariel Aldo Salera
Roberto Osvaldo Marchiaro
Raúl Antonio Maranzana
Eduardo Isaac Honorio Barcarolo
Juan Bautista Delbino
Alberto Eduardo Rossetti
Rubén Darío Echavarri
Danilo Narciso Filippi
Carlos Rubén Francisca
Fernando Alberto Gioino

Ausente con licencia
Oclides Amatore Cardellino

Síndicos
Néstor Juan Garetto
José Luis Juan
Norberto José Racca

Acta número dos mil quinientos ochenta y cuatro. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los nueve días del mes de febrero del año dos mil cuatro, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Renée José Jorge Boaglio, Adolfo Valentín Ferrero, Italo Jorge Gastaldi y Rubén Antonio Paulón, se inicia la sesión siendo las quince horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.--------

... **ESTADOS CONTABLES SEGUNDO TRIMESTRE EJERCICIO 2003/2004**: Se acuerda ahora incursionar en la consideración de un informe (con sus anexos) del día de la fecha, el que – de carácter resolutivo – suscribiera y elevara a esta instancia, por las vías habituales, el titular de la Gerencia de Administración, relativo a los Estados Contables y la Información Complementaria correspondientes al segundo trimestre del ejercicio económico 2003/2004. Concluido el tratamiento pertinente de este asunto, se resuelve por unanimidad: 1°)- En un todo de acuerdo a lo condensado en los documentos presentados por la Gerencia de Administración se aprueban, en forma íntegra, los Estados Contables y la Información Complementaria correspondientes al segundo trimestre del ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 31 de diciembre de 2003. 2°)- Paralelamente, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Integran esos Estados Contables - correspondientes al período comprendido entre el 1/07/2003 y el 31/12/2003 - los siguientes documentos: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Flujo de Efectivo; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Evolución de los Activos Intangibles (Anexo B); VIII.- Inversiones Bancarias, en Acciones, otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.-

Sigue al dorso ►

Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 31 de diciembre de 2003, requerida por las normas de la Comisión Nacional de Valores; y XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico. 3°)- Se faculta al Presidente del Consejo de Administración (señor Miguel Omar Altuna) para que, en nombre y representación de esta Cooperativa de segundo grado, suscriba la documentación descripta más arriba. A la vez, se compromete a la Gerencia General para que - por conducto de la cartera de Administración y Finanzas y demás sectores que corresponda - proceda, en tiempo y forma, a diligenciar los trámites de presentación que fueren necesarios concretar en relación a los documentos que originan esta resolución. 4°)- Mediante la confección y remisión de la comunicación de práctica, la Secretaría General Rentada se ocupará de notificar de estas medidas a la Gerencia General, a los fines pertinentes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecisiete horas treinta minutos.- Firmado: MIGUEL OMAR ALTUNA – Presidente; ARIEL ALDO SALERA – Secretario.---

Esta copia es parte pertinente de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 de SanCor Cooperativas Unidas Limitada.-

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

PARTE PERTINENTE ACTA NÚMERO 325

9 de febrero de 2004

ACTA NÚMERO TRESCIENTOS VEINTICINCO: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los nueve días del mes de febrero del año dos mil cuatro, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, C.P.N. Néstor Juan Garetto y C.P.N. José Luis Juan y señor Norberto José Racca. Siendo las dieciocho horas se inicia la sesión bajo la Presidencia de su titular, C.P.N. Néstor Juan Garetto. ... **ESTADOS CONTABLES SEGUNDO TRIMESTRE EJERCICIO 2003/2004**: Los integrantes de este órgano de fiscalización ahora se ocupan de analizar la documentación referida al asunto del título, que - por las vías de práctica - la Gerencia de Administración presentara, en la fecha, a consideración del Consejo de Administración y de esta Comisión Fiscalizadora. En la misma se hace referencia a los Estados Contables y a la Información Complementaria correspondientes al segundo trimestre del ejercicio económico 2003/2004 de SanCor Cooperativas Unidas Limitada, cerrado el 31 de diciembre de 2003, los que han sido aprobados por el Consejo de Administración de la Cooperativa en la sesión de la fecha, según constancias obrantes en el Acta N° 2.584. Formalizado el tratamiento pertinente, con la participación de funcionarios de la Gerencia de Auditoría Interna, en forma unánime se resuelve lo siguiente: 1°)- Se ratifican, por parte de esta Comisión Fiscalizadora, los Estados Contables y la Información Complementaria correspondientes al segundo trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, finalizado el 31/12/2003, todo lo cual ha sido confeccionado de acuerdo a cuanto establecen las normas vigentes en la materia, cumplimentándose los requerimientos de los organismos de control pertinentes, razón por la cual esa documentación adquirirá el carácter de "información principal". 2°)- La documentación antedicha comprende: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Flujo de Efectivo; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Evolución de los Activos Intangibles (Anexo B); VIII.- Inversiones Bancarias, en Acciones, otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 31 de diciembre de 2003, requerida por las normas de la Comisión Nacional de Valores; y XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico. 3°)- Por unanimidad se acuerda facultar al Presidente de esta Comisión Fiscalizadora - C.P.N. Néstor Juan Garetto - para que, en representación de la misma, proceda a refrendar la documentación descripta en los apartados I.- al XIV.- del inciso 2°) que antecede. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las diecinueve horas treinta y cinco minutos. Firmado: NÉSTOR JUAN GARETTO – Presidente Comisión

Continúa al dorso ►

Fiscalizadora; JOSÉ LUIS JUAN – Síndico Titular; NORBERTO JOSÉ RACCA – Síndico Titular.--

Esta copia es parte pertinente de su original obrante en el Libro de Actas de Reuniones de la Comisión Fiscalizadora N° 1 de SanCor Cooperativas Unidas Limitada.-

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)

Comparación entre el Período de Seis Meses finalizado el 31 de diciembre de 2003 con el Período de Seis Meses finalizado el 31 de diciembre de 2002

Ventas Netas. *Las ventas netas de la Compañía durante el período de seis meses finalizado el 31 de diciembre de 2003 (el "Ejercicio 2003/2004") fueron de $ 519,6 millones, con un incremento del 5,8 % comparadas con la suma de $ 491,2 millones registrada en dicho rubro en el período de seis meses finalizado el 31 de diciembre de 2002 (el "Ejercicio 2002/2003"). Dicho aumento se debió principalmente a una mayor colocación en el mercado local, acompañada por un mejor nivel general de los precios obtenidos.*

Costo de Ventas. *El costo de ventas creció el 12,5 %, de $ 381,4 millones durante el Ejercicio 2002/2003 a $ 429,1 millones en el Ejercicio 2003/2004. La Compañía atribuye este aumento, fundamentalmente, al incremento en los precios de los dos principales factores del costo de producción: la materia prima leche y la mano de obra.*

Gastos Comerciales, Administrativos y Otros Gastos. *Los gastos por ventas decrecieron un 4,7 %, de $ 81,2 millones en el Ejercicio 2002/2003 a $ 77,4 millones en el Ejercicio 2003/2004; los gastos administrativos crecieron el 13,7 %, de $ 7,9 millones en el Ejercicio 2002/2003 a $ 9,0 millones en el Ejercicio 2003/2004. La disminución de los gastos por ventas tiene como causas principales a la disminución del volumen general de ventas y a la menor actividad comunicacional. El incremento de los gastos administrativos se atribuye principalmente al mayor precio de la mano de obra. Los otros gastos no ordinarios del Ejercicio 2003/2004 excedieron a los del ejercicio precedente en $ 1,4 millones como consecuencia de un mayor peso del impuesto sobre los débitos y créditos bancarios.*

Resultados Financieros. *Durante el Ejercicio 2003/2004, el resultado financiero medido en términos reales fue de $ -56,5 millones negativo, mientras que en el Ejercicio 2002/2003 había sido de $ 23,2 millones positivo. Esta evolución fue consecuencia, básicamente, del efecto sobre el endeudamiento neto en moneda extranjera provocado por el comportamiento del tipo de cambio de la misma (decreciente en 2002/2003 y creciente en 2003/2004).*

Resultado Operativo. *El resultado operativo de la Compañía, positivo en el Ejercicio 2002/2003, se transformó en una pérdida de $ -60,0 millones en el Ejercicio 2003/2004. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Otros Ingresos y Egresos Netos. *El resultado negativo de $ -15,2 millones en el Ejercicio 2002/2003 disminuyó a $ -6,8 millones en el Ejercicio 2003/2004. Incide para este comportamiento un mejor resultado obtenido por nuestras entidades controladas .*

Resultado Neto. *La Compañía declaró un resultado neto negativo de $ -66,8 millones para el Ejercicio 2003/2004, habiendo sido positivo en $ 22,6 millones en el Ejercicio 2002/2003. Esta evolución fue consecuencia, fundamentalmente, de un menor margen bruto obtenido sobre las ventas y de la pérdida financiera derivada de la evolución del tipo de cambio de la moneda extranjera.*

Cooperativas Unidas Ltda.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Estados Contables al 31 de diciembre de 2003 presentados en forma comparativa con el ejercicio anterior y el mismo período del ejercicio anterior juntamente con el informe de revisión limitada

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISION LIMITADA
DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Consejeros de
SANCOR Cooperativas Unidas Limitada:

De nuestra mayor consideración:

Tenemos el agrado de elevar a vuestra consideración el presente Informe N° 2 de Auditoría Externa, correspondiente al segundo trimestre del ejercicio N° 64, terminado el 31 de diciembre de 2003.

1. **Datos referidos a la institución:**

   1.1. Denominación: SanCor Cooperativas Unidas Limitada

   1.2. Domicilio Legal: Teniente Gral. Richieri N° 15, Sunchales - Dpto. Castellanos - Santa Fe

   1.3. Número de matrícula en I.N.A.E.S.: 772

   1.4. Tipo de Cooperativa: de segundo grado

   1.5. Actividad principal: Elaboración y comercialización de productos lácteos

2. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de SANCOR COOPERATIVAS UNIDAS LIMITADA (La Sociedad Cooperativa) al 31 de diciembre de 2003 y los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de flujo de efectivo por el período de seis meses terminado en esa fecha. Dichos estados contables son responsabilidad del Consejo de Administración de la Sociedad Cooperativa.

3. Excepto por lo indicado en los párrafos 4. y 5., nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no expresamos tal opinión.

4. El alcance de nuestro trabajo no incluyó la revisión limitada de los estados contables al 31 de diciembre de 2003, de las sociedades controladas Integral Insumos S.C., El Hornero S.C., Coop Publicidad S.C., Amplicampo Inversora S.A., San Marco S.A., Aproagro S.A., Nobleplus S.A., SanCor Dairy Corporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L. Los estados contables de las seis sociedades mencionadas en primer término estuvieron sujetos a revisiones limitadas realizadas por otros auditores, cuyos informes incluyeron salvedades por el asunto descripto en el párrafo 10. de este informe y por no haber auditado las participaciones de estas sociedades en algunas de las cuatro sociedades (no auditadas) antes mencionadas. Adicionalmente, el informe de revisión limitada sobre los estados contables de Amplicampo Inversora S.A., incluyó salvedades por limitación en el alcance sobre ciertas inversiones en títulos de deuda y certificados de participación en "TC/Cap Fideicomiso Financiero" y "AVG Fideicomiso Financiero" que involucran al 31 de diciembre de 2003 $1.968.785 y por incertidumbre sobre la recuperabilidad del activo contabilizado por los importes abonados en concepto del impuesto a la Ganancia Mínima Presunta por $595.869 al 31 de diciembre de 2003.

Los estados contables recién mencionados, fueron utilizados por la Sociedad Cooperativa para valuar su inversión en dichas sociedades al 31 de diciembre de 2003 mediante el método de valor patrimonial proporcional y para determinar los resultados generados por las mismas durante el período de seis meses terminado en esa fecha. Debido a las limitaciones antes descriptas, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas al 31 de diciembre de 2003, que involucran inversiones, cuentas por cobrar y pasivos por $27.257.865, $45.950.554 y $14.896.268, respectivamente y pérdidas por inversiones permanentes por $4.081.586 por el periodo de seis meses terminado en esa fecha.

5. Tal como se indica en el Anexo C y en la nota 2.5 a los estados contables adjuntos, al 31 de diciembre de 2003, la Sociedad Cooperativa mantiene títulos de deuda fiduciaria registrados en el rubro inversiones no corrientes por $11.887.534. Los estados contables al 30 de septiembre de 2003 (últimos disponibles) del fideicomiso emisor de dichos títulos, estuvieron sujetos a una revisión limitada realizada por otro auditor, cuyo informe incluyó salvedades por incertidumbre por los efectos que pudieran derivarse sobre los principales activos del fideicomiso (inversiones en otras sociedades y valor llave) por la crisis descripta en el párrafo 7. de este informe y sobre la recuperabilidad de las tenencias de instrumentos financieros que poseen las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso. Asimismo en el informe de auditor antes mencionado, se menciona que existen determinados títulos valores registrados como inversiones (en las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso) respecto de los cuales no se ha podido contar con sus respectivos estados contables. Por último, en el informe del auditor mencionado, se informa que en la preparación de los estados contables de las sociedades en las que el fideicomiso tiene participación no se han considerado los efectos de la aplicación de las nuevas normas contables profesionales a las que se hace mención en el párrafo 9., y que a la fecha de emisión de ese informe no se ha podido cuantificar el efecto producido por esa situación. Consecuentemente, a la fecha de emisión de los estados contables adjuntos no hemos obtenido evidencia suficiente acerca de la valuación y recuperabilidad de dichas inversiones.

6. Tal como se indica en la nota 2.6. a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, sobre la base de tasaciones efectuadas por un experto independiente. Nuestra manifestación indicada en el párrafo 11., en lo que se refiere a los importes revaluados de dichos activos, se basa en el informe de dicho experto.

7. Como se describe en la nota 15.a) a los estados contables adjuntos, a fines del año 2001, se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde marzo de 1991 que incluyó la devaluación del peso argentino respecto del dólar estadounidense y otras medidas significativas. Las modificaciones introducidas originaron una profunda crisis económica, cuyas principales consecuencias fueron el incremento de los precios internos y la consecuente caída de la demanda en el mercado interno y la restricción al acceso al crédito.

   En nuestro informe de auditores de fecha 4 de septiembre de 2003, nuestra opinión sobre los estados contables de la Sociedad Cooperativa al 30 de junio de 2003, incluyó salvedades indeterminadas por incertidumbres derivadas de la crisis económica antes mencionada, sobre las cuestiones que se mencionan seguidamente. Dichas incertidumbres se mantienen a la fecha de este informe y su evolución se detalla a continuación.

   El contexto económico antes descripto impactó en la Sociedad Cooperativa generando, entre otros aspectos, una disminución de sus flujos de ingresos que no resultaron suficientes para hacer frente a sus compromisos financieros que se incrementaron significativamente por la devaluación del peso argentino. Tal como se indica en las notas 12, 13 y 15.b) a los estados contables adjuntos, durante 2002 y 2003, la Sociedad Cooperativa ha realizado pagos parciales en concepto de intereses de los préstamos financieros sobre la base de propuestas de pago realizadas a los acreedores que incluyen prórrogas en los plazos de vencimiento de sus obligaciones y reducciones a las tasas originalmente pactadas, y no ha cancelado algunas cuotas de capital e interés vencidas en dicho período. De acuerdo con los contratos aplicables, dichos incumplimientos constituyen causales por las cuales los respectivos acreedores podrían exigirle a la Sociedad Cooperativa el pago anticipado

de la totalidad de las deudas respectivas. Basada en que a la fecha de emisión de los presentes estados contables la Sociedad Cooperativa no ha sido notificada por los respectivos acreedores sobre los mencionados incumplimientos, previsto en los contratos para exigir el pago anticipado, y en sus expectativas favorables del proceso de negociación que se está manteniendo con los acreedores financieros, la Sociedad Cooperativa ha mantenido clasificada como deuda financiera no corriente al 31 de diciembre de 2003 $62.262.500. Asimismo, tal como se explica en la nota 13 a los estados contables adjuntos, la Sociedad Cooperativa ha computado los intereses devengados en el año 2002 y hasta el 31 de diciembre de 2003, sobre la base de su estimación del resultado de las negociaciones en curso con sus acreedores financieros y por lo tanto no ha registrado los intereses que surgirían de cumplir con las pautas establecidas en el prospecto de emisión de las obligaciones negociables, o los que otros acreedores pudiesen considerar aplicables a situaciones de mora. La clasificación y la valuación de los pasivos mencionados, están sujetas al resultado de las mencionadas negociaciones.

Tal como se menciona en la nota 15.b) a los estados contables adjuntos, la Sociedad Cooperativa se encuentra trabajando en la implementación de distintas estrategias a fin de adecuar sus negocios al nuevo contexto, y el Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que dichas acciones, así como los resultados positivos que esperan de las negociaciones tendientes a reestructurar sus obligaciones financieras, le permitirían alcanzar resultados operativos para comenzar a revertir la actual situación.

Los estados contables al 31 de diciembre de 2003 mencionados en el párrafo 2. han sido preparados considerando que la Sociedad Cooperativa continuará normalmente con sus operaciones y, por lo tanto, no incluyen los efectos que podrían derivarse de la resolución de estas incertidumbres.

8. Tal como se indica en la nota 1.3. a los estados contables adjuntos, la Sociedad Cooperativa no presenta en los períodos intermedios sus estados contables consolidados con los de sus sociedades controladas. Esta información es requerida por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

9. La Sociedad Cooperativa ha preparado sus estados contables al 31 de diciembre de 2003 dando efecto a los cambios de criterios requeridos por las nuevas normas contables mencionadas en la nota 1.1 a los estados contables adjuntos. Tal como allí se indica, ciertos cambios de criterio han sido adoptados por la Sociedad Cooperativa sin corregir los saldos determinados con anterioridad a la vigencia de las nuevas normas contables, porque dichas normas requieren o admiten tal tratamiento. Las circunstancias antes mencionadas afectan la comparabilidad de los estados contables adjuntos.

10. Tal como indica la nota 1.2. a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad Cooperativa no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados entre el 1° de marzo y el 30 de septiembre de 2003, lo que es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. De haberse reconocido los efectos de dichas variaciones, el patrimonio neto de la Sociedad Cooperativa al 31 de diciembre de 2003 hubiera disminuido en aproximadamente $11.614.929 y la pérdida por el período de seis meses terminado en dicha fecha hubiera disminuido en aproximadamente $5.076.628.

11. Basados en nuestra revisión y en el informe del perito independiente mencionado en el párrafo 6., excepto por (a) el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 4. y 5., y (b) la falta de presentación de estados contables consolidados que se menciona en el párrafo 8., no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 2. para que los mismos estén presentados de conformidad con las normas pertinentes de la Comisión Nacional de Valores, el Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.) y la Ley de Cooperativas, y excepto, adicionalmente, por la falta de reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda entre el 1° de marzo y el 30 de septiembre de 2003 descripta en el párrafo 10., con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 7, cuya resolución no puede determinarse a la fecha de este informe.

12. En relación al estado de situación patrimonial de la Sociedad Cooperativa al 30 de junio de 2003 y a los estados de resultados, de evolución del patrimonio cooperativo neto y de flujo de efectivo de la Sociedad Cooperativa por el período de seis meses terminado el 31 de diciembre de 2002, presentados con propósitos comparativos, informamos que:

    a) Hemos emitido con fecha 4 de septiembre de 2003 un informe de auditoría de los estados contables de la Sociedad Cooperativa al 30 de junio de 2003, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó (a) salvedades por limitación en el alcance sobre (a.1) ciertas inversiones en sociedades controladas, que involucran al 30 de junio de 2003 inversiones por $29.561.685 ($28.501.146 luego de considerar los cambios mencionados en el párrafo 9.), cuentas por cobrar por $49.803.824, pasivos por $20.015.421 ($20.005.117 luego de considerar los cambios mencionados en el párrafo 9.) y pérdidas por inversiones permanentes por $23.710.145 ($23.874.924 luego de considerar los cambios mencionados en el párrafo 9.) por el ejercicio terminado en esa fecha y, (a.2) ciertas inversiones en títulos de deuda fiduciaria por $11.404.837; (b) salvedades determinadas relacionadas con (b.1) la falta de reconocimiento de los efectos de la variación en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003 tal como se explica en el párrafo 10., y (b.2) la falta de reconocimiento de los efectos de las nuevas normas contables profesionales descriptas en la nota 1.1 a los estados contables adjuntos; y (c) salvedades por incertidumbre relacionadas con (c.1) los efectos que pudiesen derivarse sobre la situación financiera y los resultados de la Sociedad Cooperativa así como su capacidad para continuar operando normalmente, como consecuencia de la crisis económica que se menciona en el párrafo 7. de este informe, y (c.2) la clasificación de las deudas financieras no corrientes y el cómputo de los intereses devengados sobre las deudas financieras, por estar sujetos al resultado de las negociaciones en curso con los respectivos acreedores. El estado de situación patrimonial de la Sociedad Cooperativa al 30 de junio de 2003 adjunto, incluye los efectos de los cambios de criterio mencionados en el párrafo 9., pero no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados entre el 1° de marzo y el 30 de septiembre de 2003. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 30 de junio de 2003.

    b) Hemos emitido con fecha 7 de febrero de 2003 un informe de revisión limitada de los estados contables de la Sociedad Cooperativa por el período de seis meses finalizado el 31 de diciembre de 2002, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó (a) salvedades por limitación en el alcance sobre (a.1) ciertas inversiones en sociedades controladas, que involucran al 31 de diciembre de 2002 inversiones por $41.312.604 ($39.979.365 luego de considerar los cambios mencionados en el párrafo 9.), cuentas por cobrar por $61.131.277, pasivos por $17.973.005 y pérdidas por inversiones permanentes por $12.211.412 ($12.659.195 luego de considerar los cambios mencionados en el párrafo 9.) por el período de seis meses terminado en esa fecha y, (a.2) ciertas inversiones en títulos de deuda fiduciaria por $13.784.239; (b) salvedades determinadas relacionadas con (b.1) la falta de presentación de los estados contables consolidados con sus sociedades controladas y, (b.2) la falta de reconocimiento de los efectos de las nuevas normas contables profesionales descriptas en la nota 1.1 a los estados contables adjuntos; y (c) párrafos de énfasis por incertidumbre relacionadas con (c.1) los efectos que pudiesen derivarse sobre la situación financiera y los resultados de la Sociedad Cooperativa así como su capacidad para continuar operando normalmente, como consecuencia de la crisis económica que se menciona en el párrafo 7. de este informe, y (c.2) la clasificación de las deudas financieras no corrientes y el cómputo de los intereses devengados sobre las deudas financieras, por estar sujetos al resultado de las negociaciones en curso con los respectivos acreedores. Los estados contables de la Sociedad Cooperativa por el período de seis meses terminado el 31 de diciembre de 2002 adjuntos, fueron modificados para darle efecto retroactivo al cambio de criterio de activación de diferencias

de cambio en los bienes de uso, descripto en la nota 2.12 a los estados contables adjuntos, e incluyen los efectos de los cambios de criterio mencionados en el párrafo 9., pero no consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados entre el 1° de marzo y el 30 de septiembre de 2003.

13. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 2., se encuentran asentados en el libro Inventario y Balances y surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

b) La información contenida en la "Reseña Informativa por el período de seis meses terminado el 31 de diciembre de 2003" es presentada por la Sociedad Cooperativa para cumplimentar normas de la Comisión Nacional de Valores. La información incluida en dicha Reseña correspondiente a los períodos de seis meses terminados el 31 de diciembre de 2003 y 2002, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada", surge de los estados contables al 31 de diciembre de 2003 y 2002 adjuntos. La información incluida en dicha Reseña correspondiente a los períodos de seis meses terminados el 31 de diciembre de 2001, 2000 y 1999, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada", y antes de su reexpresión, con propósitos comparativos, hasta el 28 de febrero de 2003 según se menciona en la nota 1.2. y de la corrección del criterio de valuación de los productos terminados, ha sido cubierta por las revisiones efectuadas por Pistrelli, Díaz y Asociados Sociedad Civil, en su carácter de firma miembro de Andersen, quien emitió sus informes de revisión limitada de períodos intermedios de fechas 8 de febrero de 2002 (que incluyó ciertas salvedades detalladas en dicho informe), 8 de febrero de 2001 y 9 de febrero de 2000, (sin salvedades), sobre los respectivos estados contables. La información recién mencionada, correspondiente a los períodos de seis meses terminados al 31 de diciembre de 2001, 2000 y 1999 no fue modificada por el Consejo de Administración de la Sociedad Cooperativa para incorporar ciertos cambios mencionados en el párrafo 9. y, adicionalmente, no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003.

c) Al 31 de diciembre de 2003, según surge de los registros contables de la Sociedad Cooperativa, las deudas devengadas en concepto de (i) aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones e (ii) impuesto a los ingresos brutos a favor de la Administración Provincial Impositiva de la Provincia de Santa Fe, ascienden a $3.780.226 y $100.184, respectivamente, no siendo exigibles a esa fecha.

Buenos Aires,

9 de febrero de 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T°1 - F°13

Gabriel S. Casella
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A T° 162 - F° 187

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

CAPITAL SUSCRIPTO	239,823,662
CAPITAL INTEGRADO	204,999,471
CAPITAL A INTEGRAR	34,824,191

ESTADO DE SITUACION PATRIMONIAL AL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2)

ACTIVO	31/12/2003		30/06/2003
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		10,546,808	23,317,202
INVERSIONES			
Bancarias (Anexo C)		575,358	15,724
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	64,952,889		
Deudores por Ventas	102,840,685		
Deudores en Gestión Judicial	20,932,555		
Deudores en Gestión Judicial con Gtía. Hip.	9,208,999		
Menos:			
Intereses Implícitos (1)	1,398,160		
Previsión para Cuentas Incobrables (Anexo E)	40,810,025	155,726,943	139,772,268
Otros Créditos			
Deudores Diversos	54,888,356		
Préstamos a Cooperativas	9,000		
Menos:			
Intereses Implícitos (1)	563,005		
Previsión para Cuentas Incobrables (Anexo E)	2,385,379	51,948,972	29,866,939
BIENES DE CAMBIO			
Productos Terminados	76,694,725		
Producción en Proceso	3,495,403		
Almacenes	25,282,645		
Ordenes a Facturar	19,111		
Menos:			
Previsión para Obsolescencia (Anexo E)	925,879	104,566,005	96,189,673
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		4,938,909	7,141,447
TOTAL ACTIVO CORRIENTE		328,302,995	296,303,253
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	11,333,649		
Menos:			
Intereses Implícitos (1)	426,017		
Previsión para Cuentas Incobrables (Anexo E)	85,502	10,822,130	19,957,992
INVERSIONES (Anexo C)			
Bancarias, Acciones, Títulos y Cuotas Sociales		96,576,493	99,180,489
BIENES DE USO (Anexo A)			
Valor de Origen	1,158,435,743		
Menos:			
Depreciaciones Acumuladas	644,640,092	513,795,651	534,712,629
OTROS ACTIVOS			
Envases		10,828,594	11,484,811
BIENES INMATERIALES (Anexo B)			
Marcas de Fábrica	5,099,305		
Menos:			
Amortizaciones Acumuladas	2,951,743	2,147,562	2,185,177
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		4,956,338	5,985,350
TOTAL ACTIVO NO CORRIENTE		639,126,768	674,506,448
TOTAL DEL ACTIVO		967,429,763	970,809,701

PASIVO	31/12/2003		30/06/2003
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	73,789,343		
Cooperativas	81,102,049		
Anticipo de Clientes	11,203,872		
Proveedores del Exterior	2,410,814		
Menos:			
Intereses Implícitos (1)	1,598,552	166,907,526	171,826,398
Financieras			
Acreedores Bancarios	164,737,028		
Intereses a Pagar	46,302,831		
Obligaciones Negociables	255,542,880	466,582,739	427,371,900
Otras Deudas			
Acreedores Diversos	8,287,628		
Remuneraciones y Cargas Soc. a Pagar	26,131,127		
Régimen de Retiro Anticipado	4,619,951		
Gastos a Pagar	978,917		
Impuestos a Pagar	9,324,071		
Otros Pasivos por Inversiones	9,620,609		
Menos			
Intereses Implícitos (1)	421,202	58,541,101	53,981,374
TOTAL PASIVO CORRIENTE		692,031,366	653,179,672
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	22,473,536		
Cooperativas	40,876,379		
Anticipo de Clientes	9,502,574	72,852,489	36,262,697
Financieras			
Acreedores Bancarios		62,262,500	63,000,000
Otras Deudas			
Acreedores Diversos	84,409		
Remuneraciones y Cargas Soc. a Pagar	912,594		
Régimen de Retiro Anticipado	7,385,023		
Menos			
Intereses Implícitos (1)	2,296,326	6,085,700	6,299,400
PREVISIONES (Anexo E)		15,947,499	14,354,415
TOTAL PASIVO NO CORRIENTE		157,148,188	119,916,512
TOTAL DEL PASIVO		849,179,554	773,096,184
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	239,823,662		
Asociados Suscriptores	(34,824,191)		
	204,999,471		
Ajuste del Capital	25,185,093		
Ajuste Global del Pat. Coop. Neto	100,289,236	330,473,800	341,023,082
RESERVAS Y FONDOS			
Reserva Legal	2,811,646		
Fondo para Acción Asist. y Laboral	3,088		
Reserva Especial (art. 42 Ley 20.337)	19,370,054		
Reserva por Rev.Tec. de Bienes de Uso	200,346,161	222,530,949	221,443,063
RESULTADOS NO ASIGNADOS			
Del Período/Ejercicio		(66,817,099)	4,683,127
De Ejercicios Anteriores		(367,937,441)	(369,435,755)
TOTAL PATRIMONIO NETO		118,250,209	197,713,517
PASIVO MAS PATRIMONIO NETO		967,429,763	970,809,701
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		1,753,425	1,330,401
PROVEEDORES VARIOS - Insumos Rec. en Consignación		-	120,555
SAN MARCO - Mercadería Recibida en Consignación		129	129
TOTAL DE LAS CUENTAS DE ORDEN		1,753,554	1,451,085

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

(1) Incluye la partida correspondiente para ajustar los créditos y deudas respectivas a su valor presente tal como se menciona para cada caso en la nota 2.2.

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 167

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE RESULTADOS POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2003
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2)

	31/12/2003			31/12/2002
RUBROS	RUBROS DE EXPLOTACION	OPERACIONES CON NO ASOCIADOS	TOTALES	TOTALES
VENTAS				
Ventas brutas	555,284,048	692,725	555,976,773	
Menos:				
Intereses Implícitos en Ventas	7,746,860	9,664	7,756,524	
Bonificaciones	28,650,782	9,438	28,660,220	
VENTAS NETAS	518,886,406	673,623	519,560,029	491,215,536
COSTO DE VENTAS (Anexo F)	428,532,113	534,319	429,066,432	381,356,060
RESULTADO BRUTO	90,354,293	139,304	90,493,597	109,859,476
Menos (Más):				
Gastos de Comercialización (Anexo H)	77,278,353	114,139	77,392,492	81,238,495
Gastos de Administración (Anexo H)	8,944,101	11,158	8,955,259	7,874,538
Resultados Financieros y por Tenencia				
- Generados por Activos (Nota 2.12)	(796,360)	206,452	(589,908)	37,983,153
- Generados por Pasivos (Nota 2.12)	56,965,710	75,203	57,040,913	(61,229,543)
Otros Gastos (Nota 9)	7,679,126	3,877	7,683,003	6,238,295
RESULTADO OPERATIVO	(59,716,637)	(271,525)	(59,988,162)	37,754,538
RESULTADO DE INVERSIONES PERMANENTES			(6,164,949)	(13,423,829)
OTROS INGRESOS (EGRESOS) NETO (Nota 10)			93,881	(1,749,353)
RESULTADO ORDINARIO			(66,059,230)	22,581,356
RESULTADOS EXTRAORDINARIOS (Nota 16)			(757,869)	-
RESULTADO NETO DEL PERIODO			(66,817,099)	22,581,356

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE EVOLUCION DEL PATRIMONIO COOPERATIVO NETO POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2)

CONCEPTOS	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS				RESULTADOS NO ASIGNADOS	TOTAL 31/12/2003	TOTAL 31/12/2002
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIPTORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP.NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART.42 LEY 20.337	RESERVA REVALUO TECNICO			
Saldos al Inicio del Ejercicio	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082	2,811,646	3,045	12,995,113	205,633,259	(357,612,494)	204,853,651	343,009,853
Ajuste de Ejercicios Anteriores (Nota 2.11)	-	-	-	-	-	-	-	-	-	(7,140,135)	(7,140,135)	(131,753,120)
Saldos al Inicio del Ejercicio Ajustados	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082	2,811,646	3,045	12,995,113	205,633,259	(364,752,629)	197,713,516	211,256,733
Disposición según Asamblea 26-09-2003:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	5,605,329	-	(5,605,329)	-	-
- Capitalización del Ajuste de Capital	-	12,483,582	(12,483,582)	-	-	-	-	-	-	-	-	-
Retiro de Cooperativas	(11,381,253)	1,023,667	-	-	(10,357,586)	-	-	789,612	-	2,420,517	(7,147,457)	(4,409,930)
Movimiento de Cooperativas	-	(191,696)	-	-	(191,696)	-	-	(20,000)	-	-	(211,696)	(91,379)
Desafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Período	-	-	-	-	-	-	-	-	(5,287,098)	-	(5,287,098)	(6,217,357)
Movimiento Fondo Acción Social	-	-	-	-	-	-	43	-	-	-	43	(295)
Resultado Neto del Período	-	-	-	-	-	-	-	-	-	(66,817,099)	(66,817,099)	22,581,356
Saldos al Cierre del Período	239,823,662	(34,824,191)	25,185,093	100,289,236	330,473,800	2,811,646	3,088	19,370,054	200,346,161	(434,754,540)	118,250,209	223,119,128

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE FLUJO DE EFECTIVO (1) POR EL PERIODO DE SEIS MESES TERMINADO
EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2)

CONCEPTOS	31/12/2003	31/12/2002
VARIACION DEL EFECTIVO		
Efectivo al Cierre del Período	11,122,166	28,955,730
Efectivo al Inicio del Ejercicio	23,332,926	1,426,660
	(12,210,760)	27,529,070
Resultado por exposición al cambio en el poder adquisitivo de la moneda (RECPAM) generado por el efectivo en moneda nacional	-	147,696
(Disminución) Aumento Neto del Efectivo	(12,210,760)	27,676,766
CAUSAS DE VARIACION DEL EFECTIVO		
Actividades Operativas:		
Resultado ordinario del período	(66,059,230)	22,581,356
Intereses sobre deudas y créditos devengados en el período	23,939,686	38,272,459
Ajustes que no implican movimientos de efectivo:		
Resultado de inversiones no corrientes	(577,046)	1,456,048
(Incremento) Desafectación de diferencias de cambio activadas en bienes de uso	(1,679,317)	26,608,162
Diferencias de cambio y actualizaciones de deudas financieras	21,552,884	(116,495,259)
RECPAM generado por el efectivo en moneda nacional	-	147,696
Desvalorizaciones de activos	3,058,614	4,156,878
Resultado por tenencia de activos	9,227,774	18,663,754
Depreciaciones y amortizaciones bienes de uso y bienes inmateriales	19,465,418	20,019,411
Retiros y otros movimientos de cooperativas	(8,159,770)	(4,501,606)
Resultado inversiones Permanentes	6,164,949	13,423,828
Baja valor residual de bienes de uso	952,112	1,003,746
Cargos por constitución de previsiones	2,384,499	3,437,865
Cambio en Activos y Pasivos Operativos:		
Aumento en créditos por ventas	(11,250,958)	(1,690,716)
(Aumento) Disminución de otros créditos	(11,625,641)	21,497,756
Aumento de bienes de cambio	(18,543,540)	(2,738,108)
Disminución de cargos diferidos y otros activos	4,836,030	1,346,729
Aumento (Disminución) de deudas comerciales	20,849,668	(7,693,527)
Aumento (Disminución) de otras deudas	6,587,837	(1,004,581)
Disminución de previsiones	(791,415)	(2,117,466)
Intereses cobrados	377,191	715,214
Intereses pagados	(2,829,037)	(4,082,981)
Flujo neto de efectivo (utilizado) generado antes de las actividades extraordinarias	(2,119,291)	33,006,658
Resultado extraordinario del período	(757,869)	-
Ajustes que no implican movimientos de efectivo:		
Activos dados de baja por siniestro	757,869	-
Flujo neto de efectivo de las actividades extraordinarias	-	-
Flujo neto de efectivo (utilizado) generado en las actividades operativas	(2,119,291)	33,006,658
Actividades de Inversión:		
Adquisición de bienes de uso (2)	(1,684,152)	(3,616,457)
Aportes en sociedades controladas	(5,221,896)	(1,608,073)
Desarrollo de marcas y patentes	(114,947)	(246,305)
Flujo neto de efectivo utilizado por las actividades de Inversión	(7,020,995)	(5,470,835)
Actividades de Financiación:		
Aumento neto deuda financiera	445,130	16,806,445
Pago de intereses por préstamos	(3,515,604)	(16,665,502)
Flujo neto de efectivo (utilizado) generado por las actividades de financiación	(3,070,474)	140,943
(Disminución) Aumento Neto del Efectivo	(12,210,760)	27,676,766

(1) EFECTIVO: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha cierre de cada período.

(2) Neto de aumentos por 1.271.619 (diciembre 2003) financiado con pasivos comerciales.

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. RASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003
COMPARATIVAS CON EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos – Nota 1.2.)

1. BASES DE PRESENTACIÓN

1.1. NORMAS CONTABLES APLICADAS

Los estados contables al 31 de diciembre de 2003, han sido preparados de acuerdo con las correspondientes disposiciones de la Comisión Nacional de Valores (CNV).

Con fecha 14 de enero de 2003, la CNV emitió su Resolución General N° 434, según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las Resoluciones Técnicas Nros. 16 a 20, emitidas por La Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Las normas contables profesionales previamente mencionadas fueron aprobadas, con ciertas modificaciones, por el Consejo Profesional de Ciencias Económicas de la ciudad Autónoma de Buenos Aires, con vigencia obligatoria para la Sociedad Cooperativa para el ejercicio iniciado el 1° de julio de 2002 y los períodos intermedios correspondientes a dicho ejercicio que adicionalmente puso en vigencia para los ejercicios iniciados a partir del 1° de abril de 2003 la Resolución Técnica n°21 de la FACPCE referida al método del valor patrimonial proporcional y consolidación de estados contables y exposición de información sobre partes relacionadas.

Dichas normas contables introducen cambios de criterios de medición de la situación patrimonial y los resultados de la Sociedad Cooperativa y nuevos requerimientos de exposición. Los cambios que resultan de mayor relevancia para la Sociedad Cooperativa se detallan a continuación:

a) Se requiere aplicar valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés (o con tasa de interés inferior a mercado).
b) Se requiere valuar al valor neto de realización los bienes de cambio sobre los que se hayan recibido anticipos que fijen precio y las condiciones contractuales de la operación aseguren la efectiva concreción de la venta y la ganancia.
c) Se precisan los criterios para el reconocimiento de bienes intangibles, se establecen prohibiciones expresas de activación (gastos de investigación, publicidad, reorganización, entrenamiento, etc.); se admite la activación de costos de organización y costos preoperativos (sólo los costos directos e incrementales respecto de los que el ente hubiera tenido en caso de no iniciarse la nueva operación o actividad) con una presunción de vida útil máxima de cinco años.
d) Se admite no amortizar los activos intangibles cuando no existan factores que limiten su vida útil; y salvo para los costos de organización y preoperativos, no se establece presunción de vida útil.
e) Se establecen cambios en la frecuencia y metodología para la comparación con valores recuperables de los bienes de uso, bienes intangibles y participaciones permanentes valuadas al valor patrimonial proporcional.

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
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f) Se requiere la consolidación proporcional (en los estados contables consolidados) en el caso de control conjunto de sociedades.
g) Se establece la obligatoriedad de constituir pasivos por vacaciones (integral para todo tipo de personal) y planes de pensión.
h) Se establecen condiciones para registrar pasivos por reestructuración y se define que debe incluirse o excluirse del pasivo a registrar.
i) Se establecen las normas de conversión a aplicar a las inversiones en entidades del exterior, según se las considere integradas o no integradas y que ciertas diferencias de conversión originadas por las inversiones en entidades en el exterior no integradas se imputarán a una cuenta especial y no serán incluidas en el resultado del ejercicio.
j) Se tipifican los arrendamientos en operativos y financieros y se establecen reglas para su medición.
k) Se incorporan cambios en las normas de exposición, entre ellas: a) un nuevo estado de flujo de efectivo con clasificación de las actividades en operativas, de inversión y de financiación; b) exposición de información por segmentos; c) el balance general de un período intermedio deberá compararse con el último ejercicio anual; d) no se deducirán de las ventas los impuestos que inciden directamente sobre ellas, e) se requiere exponer en la información complementaria mayor detalle sobre metodología y efectos de la conversión de los estados contables de las subsidiarias en el exterior, contingencias, el valor corriente de los instrumentos financieros y las concentraciones de riesgo crediticio.

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación deben ser registrados en forma retroactiva. Sin embargo, las nuevas normas contables requieren no corregir los saldos determinados con anterioridad a su vigencia por los cambio identificados en los incisos c), d), e), i) y j) precedentes.

La Sociedad Cooperativa ha registrado en sus estados contables al 31 de diciembre de 2003 el efecto de los mencionados cambios tal como se explica en el último párrafo de la nota 2.11., dando efecto retroactivo a los mismos en aquellos casos en los que las nuevas normas contables así lo requieren. Los saldos de cuentas de resultados al 31 de diciembre de 2002, presentados con propósitos comparativos, fueron modificados con el fin de incorporar los cambios previamente mencionados cuya aplicación retroactiva es requerida. Asimismo, en los estados contables adjuntos se han implementado los cambios en los criterios de exposición mencionados en el punto k) precedente.

La preparación de estados contables de acuerdo con las normas contables profesionales requiere la consideración por parte de la Sociedad Cooperativa de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados, como así también los montos de ingresos y gastos del período. Los resultados finales podrían diferir de estos estimados.

1.2. REEXPRESIÓN EN MONEDA CONSTANTE

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea. En un contexto de estabilidad monetaria, la moneda nominal es utilizada como moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Firmado a efectos de su identificación con nuestro informe de fecha 03-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL R. CASELLA
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Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 181

Los estados contables de la Sociedad Cooperativa al 31 de diciembre de 2003 y los rubros presentados con fines comparativos, reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo a lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. De haberse reconocido los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 30 de septiembre de 2003, (a) el patrimonio neto de la Sociedad Cooperativa al 31 de diciembre de 2003 y al 30 de junio de 2003 hubiera disminuído en 11.614.929 y 16.691.558, respectivamente, y el resultado por el período y el ejercicio terminados en dichas fechas hubieran aumentado en aproximadamente en 5.076.628 y disminuido aproximadamente en 12.333.131, respectivamente y (b) los rubros de resultados y flujos de efectivo por el período de seis meses terminado el 31 de diciembre de 2002 presentados con fines comparativos se hubieran reexpresado para reconocer dichos efectos.

Se resume a continuación la siguiente información patrimonial y de resultados, expresada en moneda homogénea de acuerdo con el método de la RT N° 6 de la F.A.C.P.C.E..

Conceptos	31/12/2003	30/06/2003
Activo Corriente	327.936.843	299.775.988
Activo No Corriente	627.671.876	663.742.715
Total Activo	955.608.719	963.518.703
Pasivo	691.825.251	661.122.091
Pasivo No Corriente	157.148.188	121.374.653
Total Pasivo	848.973.439	782.496.744
Patrimonio Coop.Neto	106.635.280	181.021.959
Total Pasivo más Patrimonio Coop.Neto	955.608.719	963.518.703
Resultado del Período / Ejercicio	(61.740.471)	(7.105.031)

1.3. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad Cooperativa presenta información contable consolidada con sus sociedades controladas junto con sus estados contables anuales, no presentando esta información en períodos intermedios.

2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES

- En moneda nacional: a su valor nominal.

- En moneda extranjera: se convirtieron a los tipos de cambio vigentes a la fecha de cierre de cada período o ejercicio para la liquidación de estas operaciones. El detalle respectivo se expone en el Anexo G. Las diferencias de cambio fueron imputadas a los resultados de cada período o ejercicio.

- Caja de ahorros: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada período o ejercicio. Debido a su liquidez y disponibilidad inmediata se han expuesto dentro del rubro disponibilidades.

2.2. CREDITOS Y DEUDAS

- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización a la fecha de cierre de cada período o ejercicio.

- En moneda nacional: en el caso de saldos por transacciones de cualquier naturaleza con partes independientes y por transacciones comerciales con partes relacionadas, se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontado, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción. Los saldos por transacciones no comerciales con partes relacionadas, cuyo detalle se expone en la nota 7, se valuaron a su valor nominal más los intereses correspondientes de acuerdo con las condiciones originalmente pactadas.

- En moneda extranjera: en el caso de transacciones de cualquier naturaleza con partes independientes y por transacciones comerciales con partes relacionadas, se valuaron al valor actual de los flujos de fondos en la divisa correspondiente que originarán los mismos, descontado, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción, convirtiendo dicho importe a moneda local al tipo de cambio vigente a la fecha de cierre de cada período o ejercicio aplicable para la liquidación de las operaciones respectivas. Los saldos por transacciones no comerciales con partes relacionadas, cuyo detalle se expone en la nota 7., se valuaron a su valor nominal en la divisa correspondiente más los intereses correspondientes de acuerdo con las condiciones originalmente pactadas, convirtiendo a moneda local el importe resultante tal como fue mencionado precedentemente. Las diferencias de cambio fueron imputadas a los resultados de cada período o ejercicio, excepto por lo explicado en la nota 2.12.

- Pasivos por costos laborales: Los pasivos por costos laborales se devengan en los períodos en los cuales los empleados hayan prestado el servicio que le da origen a tales contraprestaciones.

- Riesgo crediticio: En lo que respecta al mercado externo, la Sociedad Cooperativa considera que el riesgo de incobrabilidad está acotado, ya que parte de las ventas se realizan a través de cartas de crédito o están cubiertas a través de una póliza de seguro de riesgo de impago de clientes.

  En lo que respecta al mercado local, la Sociedad Cooperativa en el curso habitual de sus negocios otorga crédito a una gran base de clientes, incluyendo concesionarios, supermercados y entidades gubernamentales (licitaciones), entre otros, representando aproximadamente los tres canales de venta mencionados un 31%, 31% y 13%, respectivamente, de sus ventas totales en el mercado local durante el período de seis meses finalizado el 31 de diciembre de 2003. La Sociedad Cooperativa realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes locales, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad, como así también posee en algunos casos garantías (prendarias e hipotecarias) acordes con los niveles de crédito asignados.

Firmado a efectos de su identificación con
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PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. [illegible]
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El máximo riesgo crediticio involucrado no difiere significativamente de los importes de los créditos que se presentan en el estado de situación patrimonial.

- Instrumentos financieros: La Sociedad Cooperativa no utiliza instrumentos financieros derivados.

La Sociedad Cooperativa estima que el valor corriente de los instrumentos financieros a los que se hace referencia en los párrafos anteriores de la presente nota 2.2. (con excepción de las deudas financieras), se encuentra cercano a la valuación asignada en libros a la fecha de cierre de cada período o ejercicio. En relación con el valor corriente de las deudas financieras de la Sociedad Cooperativa, el proceso en curso de reestructuración global de los pasivos financieros que se menciona en la notas 12, 13 y 15.b), impide determinar con un grado razonable de confiabilidad el valor corriente (costo de cancelación) de las mismas. En este sentido, cabe destacar que si bien se encuentran autorizadas para cotizar, las obligaciones negociables de la Sociedad Cooperativa (nota 13) no presentan cotización pública.

2.3. INVERSIONES CORRIENTES

- Inversiones Bancarias y Depósitos a plazo fijo: se valuaron a su valor nominal, convertido al tipo de cambio comprador vigente en caso de corresponder a saldos en moneda extranjera, más los intereses devengados a la fecha de cierre de cada período o ejercicio.

2.4. BIENES DE CAMBIO

- Productos Terminados: al menor valor entre el costo de reproducción y el valor neto de realización a la fecha de cierre de cada período o ejercicio.

- Producción en Proceso: al costo de reposición, considerando su grado de avance, a la fecha de cierre de cada período o ejercicio.

- Almacenes: al costo reposición a la fecha de cierre de cada período o ejercicio .

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido reexpresado de acuerdo a lo mencionado en la nota 1.2.

Los productos terminados y en proceso excluyen el efecto de los costos fijos relacionados con la capacidad ociosa, los cuales se imputan como otros gastos operativos en el estado de resultados. El valor de los bienes de cambio no supera su valor neto de realización. El valor neto de realización es el precio de venta de contado, más los ingresos adicionales no atribuibles a la financiación, menos los costos que serán ocasionados por la venta.

2.5. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en otras sociedades: al valor patrimonial proporcional calculado sobre la base de estados contables al 31 de diciembre de 2003 y 30 de junio de 2003, con informe del auditor, excepto por las participaciones en SanCor Dairy Coorporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L., las cuales fueron valuadas al valor patrimonial proporcional sobre la base de información contable no auditada a dicha fecha.

Las sociedades en las que se posee participación han seguido en la preparación de sus estados contables los lineamientos de las nuevas normas contables profesionales a los que se

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hace referencia en la nota 1.1. precedente, aplicando en forma retroactiva aquellas normas que así lo requieren

Para la conversión de los estados contables expresados en moneda extranjera de las entidades controladas del exterior (SanCor Do Brasil Productos alimenticios Ltda., SanCor Dairy Corp. y SanCor México S.R.L. de C.V., clasificadas como entidades integradas para la aplicación de las nuevas normas contables profesionales mencionadas en la nota 1.1.) la Sociedad Cooperativa ha seguido el método de conversión de estados contables para entidades integradas establecido por la Resolución Técnica N° 18 de la F.A.C.P.C.E al 31 de diciembre de 2003 y el método de convertir – ajustar establecido en la Resolución Técnica N°13 de la F.A.C.P.C.E. para los estados contables al 30 de junio de 2003. Los saldos contables al 30 de junio de 2003 (determinados en base a su valuación en moneda extranjera convertidos al tipo de cambio vigente al inicio del ejercicio) son considerados como costos históricos en pesos, de acuerdo con las normas de transición establecidas por la Resolución Técnica N°18 de la F.A.C.P.C.E. El resultado generado por la conversión, se encuentra incluido en el rubro Resultado de Inversiones Permanentes. Las entidades controladas del exterior se consideran entidades integradas pues llevan a cabo su operación como una extensión de las operaciones de la Sociedad Cooperativa.

- Llave de Negocio: originada en la integración de primas de emisión en Arla Foods Ingredients S.A., valuada a su costo original reexpresado de acuerdo con la nota 1.2, menos las correspondientes amortizaciones calculadas proporcionalmente a los meses transcurridos sobre la base de una vida útil estimada de 20 años. La amortización por el período de seis meses terminado el 31 de diciembre de 2003 ascendió a 124.289 y fue incluida dentro del rubro "Resultado de Inversiones Permanentes".

- Participación en entidades cooperativas: al valor de costo histórico con el límite del valor patrimonial proporcional a la fecha de cierre de cada período o ejercicio.

- Inversiones en títulos: Corresponde a títulos en dólares estadounidenses de deuda fiduciaria de TC/Cap Fideicomiso Financiero. De acuerdo a lo que surge de los estados contables del fideicomiso financiero TC/CAP al 30 de septiembre de 2003, últimos estados contables emitidos, su activo se encuentra principalmente constituido por una participación accionaria en una sociedad de inversión.

  De acuerdo con las condiciones de emisión de los títulos de deuda fiduciaria, estos serán amortizados en un solo pago el 31 de diciembre de 2010 y devengan intereses que serán abonados en un único servicio el 31 de diciembre de 2010, que ascenderán al 51% del valor nominal del título (equivalente a una tasa nominal anual del 6%, devengada a partir del 30 de junio de 2002, sin capitalización).

  Los mencionados títulos han sido valuados al cierre de cada período o ejercicio a su valor nominal en moneda extranjera convertido a pesos al tipo de cambio vigente a dicha fecha, más el interés devengado de acuerdo a las pautas establecidas en el contrato de Fideicomiso Financiero. El detalle se expone en el Anexo C. La Sociedad Cooperativa no dispone de información sobre el valor de mercado de estos títulos, que si bien se encuentran autorizados para cotizar no presentan cotización pública.

- Otros pasivos por inversiones: corresponde a la participación en ciertas sociedades controladas que a la fecha de cierre de cada período o ejercicio, presentan patrimonio neto negativo. El detalle de las mismas se expone en el Anexo C. Dado que la Sociedad Cooperativa asume que regularizará dicho déficit, ha expuesto su participación en las mencionadas inversiones

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calculada como se explica en el primer párrafo de esta nota, en el rubro "Otras deudas" del pasivo corriente.

El valor de las inversiones (incluida la llave de negocio) se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.6. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1.2. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por peritos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, ha sido reexpresado de acuerdo a lo mencionado en la nota 1.2. y se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Cooperativo Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición reexpresado de acuerdo a lo mencionado en la nota 1.2., menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada a la fecha de cierre de cada período o ejercicio.

Al 31 de diciembre de 2003 los bienes de uso incluyen diferencias de cambio activadas, netas de depreciación, por un importe de 15.696.384 (14.017.067 al 30 de junio de 2003), que excede los valores ajustados por inflación de dichos activos, de acuerdo a lo establecido por la Resolución General N° 398 de la CNV que se menciona en la nota 2.12.

La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.7. BIENES INMATERIALES

Al costo incurrido reexpresado según se indica en nota 1.2., menos la correspondiente amortización acumulada.

La valuación de los bienes inmateriales se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.8. CARGOS DIFERIDOS

Corresponde a gastos pagados por adelantado, software adquirido y desarrollos de sistemas infomáticos, valuados al costo incurrido reexpresado según se indica en nota 1.2., menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

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2.9. OTROS ACTIVOS

Corresponde a envases valuados al menor valor entre el costo de reposición a la fecha de cierre de cada período o ejercicio y el valor neto de realización a dichas fechas.

2.10. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial (en su caso por el valor que excede el valor estimado de las garantías prendarias y/o hipotecarias) y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

- Para obsolescencia: se ha constituido para reducir a su valor probable de realización el valor de libros de ciertas existencias de insumos de lenta rotación e improbable utilización. En su cuantificación se han tenido en cuenta las proyecciones de ventas y/o consumos de la Sociedad Cooperativa.

- Para juicios: cubre contingencias desfavorables que podrían ocasionar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada período o ejercicio, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. La naturaleza de las contingencias comprende principalmente cuestiones comerciales y laborales. Para su evaluación y cuantificación, la Sociedad Cooperativa considera la opinión de sus asesores legales y los restantes elementos de juicio disponibles, actualizando los montos originales estimados de dichas contingencias a la tasa de interés que se estima será aplicada, considerando adicionalmente los gastos relacionados que pudieren corresponder.

2.11. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran reexpresadas, de acuerdo a lo mencionado en nota 1.2., excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

El Patrimonio Cooperativo Neto al 30 de junio de 2003 ha sido modificado como consecuencia de la registración en forma retroactiva de los cambios introducidos por la aplicación de las nuevas normas contables profesionales según lo indicado en la nota 1.1., por 7.140.135 (el cuál se conforma por 5.524.345 (pérdida) como consecuencia de constituir el pasivo por vacaciones devengadas en forma integral para todo tipo de personal, 163.471 (ganancia) por la aplicación de valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés -o con tasa de interés inferior a mercado- y

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1.779.261 (pérdida) por variación en el valor patrimonial proporcional como consecuencia de la aplicación de las nuevas normas contables en las entidades controladas). Adicionalmente, el Patrimonio Cooperativo Neto al 30 de junio de 2002 ha sido modificado como consecuencia de la registración en forma retroactiva de (a) el cambio de criterio utilizado para la activación en bienes de uso de las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 por 125.535.187 (pérdida), tal como se menciona en la nota 2.12. y (b) los cambios introducidos por la aplicación de las nuevas normas contables profesionales según lo indicado en la nota 1.1. por 6.217.933 (pérdida).

2.12. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período (ventas, compras, gastos de comercialización, administración y fabricación, etc.) se computaron por su valor nominal al 31 de diciembre de 2003 y fueron reexpresadas al 31 de diciembre de 2002 según se menciona en nota 1.2. mediante la aplicación de los coeficientes correspondientes al mes de devengamiento. Los resultados por tenencia de bienes de cambio y otros insumos devengados durante cada período han sido segregados del costo y expuestos en la línea de resultados financieros y por tenencia correspondiente.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada período, de los saldos de créditos y deudas y de los correspondientes ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de "Resultados Financieros y por Tenencia" se exponen en forma conjunta a) las ganancias y costos financieros, incluyendo aquellos originados en la valuación de los créditos y pasivos a su valor presente, tal como se menciona en la nota 2.2., b) los resultados por tenencia de bienes de cambio e insumos en términos reales y c) el efecto de la inflación general, sobre los activos y pasivos monetarios al 31 de diciembre de 2002, discriminados en los generados por activos y por pasivos, de acuerdo al siguiente detalle:

Conceptos	(Ganancia) Pérdida	
	2003	2002
Resultados Financieros y por Tenencia Generados por Activos		
-Intereses y Diferencias de Cambio	(3,094,289)	12,107,933
-Intereses Implícitos en Créditos	(6,723,393)	(8,437,897)
-Resultado por Tenencia Bienes de Cambio	9,070,403	15,416,383
-Resultado por Tenencia Almacenes y Envases	157,371	3,247,370
-R.E.C.P.A.M.	-	15,649,364
TOTAL GENERADO POR ACTIVOS	(589,908)	37,983,153
Resultados Financieros y por Tenencia Generados por Pasivos		
-Intereses y Diferencias de Cambio	47,495,102	(52,323,091)
-Intereses Implícitos en Deudas	9,545,811	11,798,032
-R.E.C.P.A.M.	-	(20,704,484)
TOTAL GENERADO POR PASIVOS	57,040,913	(61,229,543)

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La Resolución General N° 398 de la CNV admite, como tratamiento de excepción, que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, se imputen a los valores de costo de los activos adquiridos en la medida que se cumplan una serie de condiciones, y sea directa la relación entre la financiación y la adquisición de ciertos activos que califican para recibir la imputación de las diferencias de cambio. En los casos en que la relación entre la financiación y la adquisición de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al 30 de junio de 2002, la Sociedad Cooperativa había hecho uso de la opción establecida por la mencionada Resolución, activando en sus bienes de uso las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 vinculadas tanto en forma directa como indirecta con dichos bienes de uso. De acuerdo a lo mencionado, los bienes de uso a dicha fecha incluían diferencias de cambio acumuladas, netas de depreciación, por 182.182.492.

Durante el ejercicio finalizado el 30 de junio de 2003, la Sociedad Cooperativa modificó el criterio utilizado a fin de activar en sus bienes de uso diferencias de cambio, adoptando el criterio de activar sólo aquellas originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 cuya vinculación con la financiación de bienes de uso fuera directa, en línea con lo admitido por la Resolución General N° 398 de la C.N.V. y la Resolución MD 3/02 de C.P.C.E.C.A.B.A. Este cambio de criterio se ha implementado para una mejor exposición de la información sobre los resultados financieros de cada ejercico o período, considerando la evolución de las variables macroeconómicas (evolución de la inflación y el tipo de cambio). El mencionado cambio de criterio fue registrado en forma retroactiva al 30 de junio de 2002 por 125.535.187, tal como se mencionó en la nota 2.12., e implicó el incremento de la ganancia neta y de los resultados financieros por el período finalizado el 31 de diciembre de 2002, que se presentan con fines comparativos, por 65.375.686.

Al 31 de diciembre de 2003, los bienes de uso de la Sociedad Cooperativa incluyen diferencias de cambio acumuladas, netas de depreciación, por un importe de 15.696.384 (14.017.067 al 30 de junio de 2003), que excede los valores ajustados por inflación de dichos activos. El Anexo G incluye los pasivos en moneda extranjera existentes al 6 de enero de 2002 que financiaron dichos activos y que se mantienen a la fecha de cierre del presente período.

Durante el período de seis meses finalizado el 31 de diciembre de 2003, la Sociedad Cooperativa ha incrementado el rubro bienes de uso e imputado a resultados diferencias de cambio por un importe neto de 1.679.317 debido al efecto del incremento del tipo de cambio respecto del cierre al 30 de junio de 2003 y a la depreciación de los bienes de uso en el período. Durante el período de seis meses terminado el 31 de diciembre de 2002, hubo una disminución de bienes de uso y una pérdida imputada al resultado de ese período de 26.608.162, debido a la disminución del tipo de cambio respecto del cierre al 30 de junio de 2002, el efecto del reconocimiento de la inflación del período y a la depreciación de los bienes de uso en ese período.

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.
- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

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2.13. CONCILIACION ENTRE EL EFECTIVO Y SUS EQUIVALENTES UTILIZADOS EN EL ESTADO DE FLUJO DE EFECTIVO Y EN EL ESTADO DE SITUACIÓN PATRIMONIAL

El efectivo y sus equivalentes utilizados por la Sociedad Cooperativa en el Estado de flujo de efectivo al cierre de cada período corresponden a las disponibilidades en caja y bancos y las inversiones transitorias con un plazo de vencimiento no mayor a los tres meses. La diferencia con el efectivo y sus equivalentes expuestos en el Estado de situación patrimonial a dichas fechas corresponde a depósitos a plazo fijo cuyo vencimiento opera dentro de los tres meses siguientes a la fecha de cierre de cada período. La conciliación se expone a continuación:

Conceptos	31/12/2003	31/12/2002
Efectivo y equivalentes utilizados en el estado de flujo de efectivo	11.122.166	28.955.730
Depósitos a plazo fijo	575.358	9.739.802
Efectivo y equivalentes en el estado de situación patrimonial	10.546.808	19.215.928

3. INFORMACIÓN POR SEGMENTOS

Los segmentos de negocio identificados corresponden a la Sociedad Cooperativa sobre bases consolidadas, puesto que a dicho nivel se agregan negocios de variada naturaleza, dentro de las cuales predomina como segmento principal el lácteo. La información relacionada con los mismos requerida por la Resolución Técnica N° 18 de la F.A.C.P.C.E., será incluida en los estados contables correspondientes a cada uno de los cierres anuales en los que, tal como es mencionado en la nota 1.3., la Sociedad Cooperativa presenta información consolidada con sus sociedades controladas.

Por otro lado, la Sociedad Cooperativa no ha identificado la existencia de segmentos de negocio que deban ser informados en sus estados contables individuales. Su negocio opera principalmente en el segmento lácteo no siendo significativo el efecto de ninguna actividad adicional no relacionada con el mismo. La estructura industrial, comercial, financiera y administrativa opera el negocio lácteo en su conjunto, sin diferenciar recursos en forma específica a líneas de producto o zona geográfica de venta, no existiendo por lo tanto componentes distinguibles dentro de las operaciones de la Sociedad Cooperativa. No obstante ello, se detalla a continuación el total de ventas por línea de producto y por mercado, de manera de brindar información relacionada con la composición de las ventas incluidas en el estado de resultados de la Sociedad Cooperativa al 31 de diciembre de 2003 y 2002.

- Ventas por línea de producto:

Línea de Producto	Al 31/12/03	Al 31/12/02
Manteca	33.364.123	38.330.754
Crema	28.832.466	22.039.550
Quesos	150.267.642	140.161.051
Leche En Polvo	118.434.509	128.772.485
Leche UAT Blanca	63.748.063	67.243.929
Leche Refrigerada	71.393.701	56.640.361
Otros	85.879.305	57.510.573
Subtotal	551.919.809	510.698.703
Reembolsos de exportación	4.056.964	6.315.798
Total de ventas brutas	555.976.773	517.014.501

- Ventas por mercado:

Mercado	Al 31/12/03	Al 31/12/02
Mercado interno	453.869.370	363.902.978
Mercado externo	98.050.439	146.795.725
Subtotal	551.919.809	510.698.703
Reembolsos de exportación	4.056.964	6.315.798
Total de ventas brutas	555.976.773	517.014.501

4. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				25.086.588
Capitalización dispuesta por Asamblea General		Aumento del Ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(2.494.408)	-	-	(2.494.408)
30/09/1994	(310.612)	1994	310.612	-
29/09/1995	(9.785.985)	1995	9.739.384	(46.601)
27/09/1996	(603.228)	1996	603.228	-
27/09/2002	(110.388.274)	2002	113.027.788	2.639.514
26/07/2003	(12.483.582)	2003	12.483.582	-
Saldo al 31 de diciembre de 2003				25.185.093

5. APERTURA DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

Plazo	Colocaciones de Fondos	Créditos (1)	Pasivos	
			Deudas Financieras (2) (5)	Otras Deudas (3)
Sin Plazo	-	71.551.045	827.477	8.733.321
Con Plazo				
- Vencido:				
Hasta tres meses	-	20.590.366	50.409.025	13.120.128
De tres a seis meses	-	3.846.920	40.733.546	1.565.726
De seis a nueve meses	-	3.574.741	50.160.957	3.025.601
De nueve a doce meses	-	8.853.330	31.182.247	242.406
De uno a dos años	-	18.646.259	144.615.167	1.159.638
De dos a tres años	-	477.012	10.737.624	860.462
De tres a cuatro años	-	845.513	-	6.076
Más de cuatro años	-	429.110	-	330.314
Total vencido	-	57.263.251	327.838.566	20.310.351

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
GABRIEL ... CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Plazo	Colocaciones de Fondos	Créditos (1)	Pasivos	
			Deudas Financieras (2) (5)	Otras Deudas (3)
- A Vencer				
Hasta tres meses	575.358	119.004.988	124.887.067	171.490.838
De tres a seis meses	-	3.873.308	8.646.023	10.482.729
De seis a nueve meses	-	6.410.001	-	8.459.189
De nueve a doce meses	-	3.257.764	4.383.606	5.972.199
De uno a dos años	-	180.470	62.262.500	19.247.292
De dos a tres años	-	120.855	-	15.691.438
De tres a cuatro años	-	106.310	-	11.814.858
Más de cuatro años	-	10.959	-	32.184.601
Total a vencer	575.358	132.964.655	200.179.196	275.343.144
Total con plazo	575.358	190.227.906	528.017.762	295.653.495
Total	575.358	261.778.951	528.845.239 (4)	304.386.816

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluidas las previsiones para deudores incobrables. No devengan intereses explícitos.
(2) Incluye las deudas bancarias y financieras.
(3) Incluye el pasivo total excluidas las deudas bancarias y financieras y las previsiones. Aproximadamente el 22 % devenga intereses explícitos a una tasa promedio del 0,46 % mensual.
(4) La tasa explícita de interés promedio ponderada variable de las deudas financieras asciende a 0,67 % mensual.
(5) La Sociedad Cooperativa ha clasificado dentro de las categorías a vencer, de acuerdo a las pautas originales de los contratos firmados, el préstamo de las FRN, el préstamo de la IFC y otros préstamos menores en los que se han generado incumplimientos en el pago de ciertas cuotas de capital e interés, teniendo en cuenta el éxito que se espera en las negociaciones actualmente en proceso con los acreedores a fin de establecer un nuevo calendario de pago.

6. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al 31 de diciembre de 2003 y al 30 de junio de 2003 maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un importe de 319.296.154 y 332.940.346, respectivamente, en garantía de pasivos financieros y comerciales por 386.304.824 y 381.798.620, respectivamente.

Los bienes en garantía y su valor de libros a dichas fechas son los siguientes:

Conceptos	Valor de Libros	
	31/12/2003	30/06/2003
Maquinarias prendadas	138.792.671	141.487.023
Inmuebles hipotecados	132.836.858	134.233.479
Mercadería prendada y warrants constituidos	47.544.468	57.093.820
Marcas prendadas	122.158	126.024
Total	319.296.155	332.940.346

Firmado a efectos de su identificación con nuestro informe de fecha [illegible]
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. C[illegible]LLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 163 - F° 197

Asimismo, la Sociedad Cooperativa en su carácter de accionista de Arla Foods Ingredients S.A. ha otorgado garantías sobre una deuda de dicha sociedad contraída con The Investment Fund for Emerging Markets (IFV) por un monto de US$ 4.000.000 más los correspondientes intereses. Asimismo, ha celebrado un Project Fund Agreement juntamente con Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch y Rabobank New York, por el cual los accionistas de Arla Foods Ingredients S.A. se comprometían a depositar los fondos necesarios para concretar el proyecto de construcción y puesta en marcha de la planta procesadora de suero. En garantía del cumplimiento de las obligaciones asumidas, los accionistas de dicha sociedad celebraron un contrato de prenda en primer grado sobre las acciones de la mencionada sociedad.

Por último, en la nota 14 se describen las características de las garantías otorgadas por la Sociedad Cooperativa, en relación con ciertos préstamos otorgados a las cooperativas primarias.

7. OPERACIONES CON ENTIDADES CONTROLADAS Y PARTES RELACIONADAS

Los saldos al 31 de diciembre de 2003 y 30 de junio de 2003 con las entidades controladas incluidas en el Anexo C son los siguientes:

Entidades	Créditos Comerciales	Otros Créditos Corrientes	Otros Créditos No Corrientes	Total del activo	Deudas Comerciales Corrientes	Otras Deudas Corrientes	Total del pasivo
El Hornero S.C.	-	13.601.385	-	13.601.385	-	-	-
Coop Publicidad S.C.	-	145.406	-	145.406	(19.891)	-	(19.891)
Amplicampo Inversora S.A.	-	-	5.918.458	5.918.458	-	-	-
Sodecar S.A.	-	48.300	-	48.300	(3.305.206	-	(3.305.206)
Integral Insumos S.C.	-	1.219.633	-	1.219.633	(447.344)	(1.912)	(449.256)
SanCor Do Brasil Productos Alimenticios Ltda.	17.698.578	-	-	17.698.578	-	-	-
SanCor México S.A. de CV	-	-	-	-	-	(10.663)	(10.663)
SanCor Dairy Corp.	150	89.749	-	89.899	(187.525)	-	(187.525)
Arla Foods Ingredients S.A.	655.128	3.868.199	-	4.523.327	(1.881.564)	(678.065)	(2.559.629)
San Marco S.A.	344.786	12.196	3.607.253	3.964.235	(700.310)	-	(700.310)
Aproagro S.A.	70.738	3.242.222	-	3.312.960	(3.908.014)	-	(3.908.014)
Total 31/12/2003	18.769.380	22.227.090	9.525.711	50.522.181	(10.449.854)	(690.640)	(11.140.494)
Total 30/06/2003	19.325.578	14.818.457	17.012.564	51.156.599	(11.692.489)	(93.998)	(11.786.487)

Firmado a efectos de su identificación con nuestro informe de fecha 05-03-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL O. GALLA
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 167

Las operaciones realizadas durante los períodos finalizados el 31 de diciembre de 2003 y 2002 con las entidades controladas incluidas en el Anexo C son las siguientes:

Entidades	Venta de bienes y servicios	Comisiones y bonificaciones	Compra de productos	Gastos de Adm. y Comerc.
Coop Publicidad S.C.	-	(38.269)	-	-
Sodecar S.A.	-	27.429	-	-
Integral Insumos S.C.	8.708	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda..	6.403.763	-	-	-
Arla Foods Ingredients S.A.	1.099.024	93.165	287.120	145.171
San Marco S.A.	-	(297.494)	1.014.355	-
Aproagro S.A.	608.728	-	-	1.622.915
Total 31/12/2003	8.120.223	(215.169)	1.301.475	1.768.086
Total 31/12/2002	21.155.127	(478.688)	651.321	1.064.340

La Sociedad cooperativa adquiere casi la totalidad de su materia prima a las cooperativas primarias asociadas. Adicionalmente, el Consejo de Administración y la Comisión Fiscalizadora están integrados por individuos que forman parte de los cuerpos de dirección de ciertas cooperativas primarias asociadas. Estos últimos son elegidos en Asamblea General mediante mecanismos establecidos por los estatutos sociales, los que básicamente consisten en el consenso de la mayoría de las cooperativas primarias asociadas. Sin embargo, dichas cooperativas primarias asociadas no son consideradas "partes relacionadas" en los términos de la sección 3 de la Resolución Técnica N° 21, ya que ninguna de las cooperativas primarias asociadas puede, en forma individual y en los términos de la precitada norma contable, ejercer el control o tener influencia significativa en las decisiones de la Sociedad Cooperativa.

8. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

9. OTROS GASTOS

La composición de los otros gastos al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida)	
	31/12/2003	31/12/2002
Gastos Bancarios	(800.043)	(1.113.828)
Impuesto al Débito y Crédito Bancario	(6.499.081)	(3.761.747)
Desvalorización de Bonos	(142.884)	(1.116.598)
Servicios y Obras a Cooperativas	(240.995)	(246.122)
TOTAL	(7.683.003)	(6.238.295)

10 OTROS INGRESOS (EGRESOS) NETO

La composición de los otros egresos neto al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida)	
	31/12/2003	31/12/2002
<u>Ingresos:</u>		
Resultado Venta Bienes de Uso	562.221	(276.872)
Ingresos por Desafiliación de Cooperativas	8.159.813	4.509.822
Resultado Venta Almacenes y Material Rezago	23.428	138.721
<u>Egresos:</u>		
Indemnización al personal	(3.593.247)	(2.610.377)
Régimen de retiro anticipado	(3.009.496)	(3.274.862)
Diversos	(2.023.210)	107.386
Consignaciones	(25.628)	(343.171)
TOTAL	93.881	(1.749.353)

Los estatutos sociales establecen la aplicación de sanciones a las cooperativas primarias cuyas acciones no sean acordes con los mismos o con las políticas de la Sociedad Cooperativa. En casos de alta gravedad, dichas sanciones implican la exclusión y la pérdida de los derechos sociales de las cooperativas primarias correspondientes. La exclusión fundada en falta de entrega parcial o total de la producción láctea, lleva aparejada para la asociada la obligación de abonar a la sociedad cooperativa, en concepto de indemnización, una suma equivalente al ciento por ciento de su capital integrado. El criterio adoptado por la Sociedad Cooperativa para registrar las mencionadas indemnizaciones consiste en dar de baja los importes incluidos en las cuentas de Capital Suscrito y Asociados Suscriptores correspondientes a las cooperativas primarias excluidas, imputando el neto resultante como un beneficio del período que se expone en la cuenta "Ingresos por Desafiliación de Cooperativas" del rubro "Otros Ingresos (Egresos) Neto".

11. ARRENDAMIENTOS

De acuerdo a la norma de transición establecida en la Resolución Técnica N° 18, la Sociedad Cooperativa no ha modificado los criterios de valuación o exposición utilizados sobre los arrendamientos existentes en forma previa a la entrada en vigencia de dicha norma contable.

Por otra parte, la Sociedad ha celebrado durante el presente ejercicio un contrato de arrendamiento financiero de una máquina para envasado aséptico de leche. La duración del arrendamiento es de doce meses contados a partir de diciembre de 2003, siendo USD 584.000 el canon

total. El valor remanente de la deuda a dicha fecha asciende a USD 434.000, siendo su valor actual USD 407.316.El valor de libros de los bienes de uso registrados por esta transacción es de $1.632.290. La opción de compra ha sido establecida en USD 2.000 y es decisión de la Sociedad Cooperativa el adecuado cumplimiento del mencionado contrato y el ejercicio de la opción de compra establecida.

12. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el ejercicio 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.
- Línea B: US$ 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.
- Línea C: US$ 20 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0. Los intereses son calculados sobre la base de una tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros, etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitar la cancelación anticipada del saldo de deuda.

Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 30 de septiembre de 2003, la Sociedad Cooperativa había incumplido las relaciones mínimas de liquidez y endeudamiento y, de acuerdo a los presentes estados contables al 31 de diciembre de 2003, dicho incumplimiento continúa. Cabe mencionar que la Sociedad Cooperativa no ha sido notificada sobre los mencionados incumplimientos.

El 15 de abril del 2002, fecha en la que se produjo el vencimiento de la décima cuota del capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,85 millones, la Sociedad Cooperativa presentó a la IFC, una propuesta de pago de la cuota de intereses en 4 pagos mensuales consecutivos y le solicitó un tiempo de espera para definir el cronograma de pago de la cuota de capital, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa. La mencionada propuesta fue aceptada verbalmente por los funcionarios de la IFC, y la

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13
GABRIEL C. CELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

Sociedad Cooperativa ha realizado el pago de las mencionadas cuotas de los intereses de acuerdo con la propuesta antes realizada.

El 15 de octubre de 2002, el 15 de abril de 2003 y el 15 de octubre de 2003 vencieron la décimo primera, la décimo segunda y la décimo tercera cuotas de capital de la línea A por US$ 1,25 millones cada una y de los intereses correspondientes a las líneas A y C. Las cuotas de capital no han sido canceladas por la Sociedad Cooperativa. Durante los meses de mayo a julio de 2003, la Sociedad Cooperativa ha pagado aproximadamente US$ 0,92 millones por intereses adeudados al 31 de octubre del 2002.

A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa con la renegociación de las cláusulas del contrato de préstamo en el marco de un proceso de reestructuración global de todos sus pasivos financieros, que incluye prórroga en los plazos de vencimientos y reducciones en las tasas de interés originalmente pactadas.

Consecuentemente, y en función de las negociaciones mencionadas precedentemente, la Sociedad Cooperativa continúa clasificando dichas deudas financieras como corrientes y no corrientes en sus estados contables al 31 de diciembre de 2003 (que a dicha fecha ascienden a U$S 7.500.000, equivalente a $ 21.975.000, como corriente y U$S 21.250.000, equivalente a $ 62.262.500, como no corriente) de acuerdo a las condiciones originales del citado contrato de préstamo.

13. OBLIGACIONES NEGOCIABLES (FLOATING RATE NOTES)

La Asamblea Ordinaria de Delegados de la Sociedad Cooperativa del 30 de septiembre de 1994 aprobó la creación del programa de emisión de obligaciones negociables (el "Programa").

Posteriormente, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto del Programa mencionado, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000.

Con fecha 27 de julio de 2000 la Sociedad Cooperativa emitió la serie de obligaciones negociables denominadas "floating rate notes", por un monto de US$ 94,8 millones en el marco de su Programa para la emisión de Obligaciones Negociables previamente mencionado.

El precio de la emisión se realizó a la par, con interés variable de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000.

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001, y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiera tener sobre este hecho, con fecha 17 de septiembre de 2001 la Sociedad Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no había podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de Tenedores, en la cual se aprobó la solicitud de dispensas respecto del incumplimiento de ciertos índices financieros y compromisos de no hacer, comprometidos al momento de la emisión de las mencionadas "floating rate notes", como así también la flexibilización de ciertos ratios y compromisos financieros con vigencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio del 2002.

Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 30 de septiembre de 2003, la Sociedad Cooperativa había incumplido los ratios financieros que habían sido renegociados en la mencionada asamblea de tenedores. Al 31 de diciembre de 2003, de acuerdo con los presentes estados contables, dicho incumplimiento continúa.

El 28 de enero y el 29 de abril de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los Tenedores en la que se realizó una reducción del 33% sobre la tasa vigente para ese período (29/10/2001 a 28/01/2002), efectuó pagos parciales de la cuota de interés del 28 de enero de 2002 por un total de US$ 2.583.000. Posteriormente, se efectuó una nueva propuesta de pago para la cuota de interés con vencimiento el 29 de abril de 2002, recalculando la misma en función de una tasa fija en lugar de la tasa Badlar establecida en el contrato, y ofreciendo la cancelación de este monto en cuatro cuotas mensuales y consecutivas, las que se abonaron en su totalidad. De igual modo, para la cuota de interés con vencimiento el 29 de julio de 2002, recalculada con igual procedimiento que el utilizado para la cuota con vencimiento el 29 de abril de 2002, la Sociedad Cooperativa presentó una propuesta de pago en cuatro cuotas mensuales y consecutivas a partir del mes de agosto de 2002. A la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa ha abonado en término la totalidad de las cuotas mencionadas precedentemente. Los Tenedores de las mencionadas "floating rate notes" aún no han dado su aceptación formal a las propuestas de refinanciación y pago presentadas por la Sociedad Cooperativa que se mencionaron precedentemente.

Adicionalmente, la Sociedad Cooperativa ha registrado los intereses devengados en forma posterior al 29 de julio de 2002 para la Serie 2, a una tasa fija del 8,75%, representativa de la tasa de interés promedio para operaciones en dólares, en concordancia con las tasas de mercado.

Tal como se menciona en los párrafos precedentes, a efectos de registrar los intereses devengados desde el 29 de octubre de 2001 a la fecha, la Sociedad Cooperativa se ha basado en tasas razonables de mercado -compatibles con el período de transición transcurrido, hacia el acuerdo definitivo de reestructuración global de los pasivos financieros-, en lugar de hacerlo de acuerdo a las pautas acordadas en el programa de emisión de las FRN. La Sociedad Cooperativa no ha registrado al 31 de diciembre de 2003 un mayor importe, sobre la base de su expectativa de éxito en

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
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GABRIEL R. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 102 - F° 197

el proceso de negociaciones en curso, que incluye prórrogas en los plazos de vencimiento y reducciones a las tasas de interés originalmente pactadas.

Por otro lado, tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debe ser subsanada durante un período de 5 días hábiles, período después del cual el Fiduciario o los Tenedores de al menos el 25% del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Respecto de las cuotas de capital con vencimiento durante los meses de enero de 2002 a octubre de 2003 por un total de US$ 49.296.000, dada las negociaciones encaradas, los Tenedores han acordado verbalmente con la Sociedad Cooperativa posponer la definición de la fecha de pago de las mismas.

Durante los meses de mayo a julio de 2003 la Sociedad Cooperativa ha pagado US$ 2.079.700 por intereses adeudados al 31 de octubre de 2002.

A la fecha de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa con la renegociación de las cláusulas del presente contrato en el marco de un proceso de reestructuración global de todos sus pasivos financieros, tal como se mencionó en la nota anterior.

14. INTEGRACIÓN DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el Patrimonio Cooperativo Neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. En junio de 2001, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina a favor de las cooperativas asociadas, una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, para cumplir con la integración de los aportes de capital suscriptos. La mencionada línea de préstamo fue posteriormente pesificada al tipo de cambio 1 peso por cada dólar, estando actualmente sujeta a la tasa de interés general para préstamos en pesos del Banco de la Nación Argentina.

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

15. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES Y MARCHA ACTUAL DE LOS NEGOCIOS

a) Acontecimientos económicos significativos recientes.

Durante diciembre de 2001, el Gobierno Nacional dispuso diversas medidas de carácter monetario y de control de cambios, declaró el incumplimiento del pago de los servicios de la deuda pública y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente

hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

Posteriormente, se emitieron diversas normas, entre ellas el Decreto N° 214/2002 (Decreto de reordenamiento del sistema financiero) que introdujeron modificaciones a la nueva normativa vigente, siendo las principales: a) la flotación del mercado de cambios en un mercado "libre" para las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras; b) la pesificación de la economía, a través de la transformación en pesos de los depósitos en dólares mantenidos en instituciones financieras del país a razón de $ 1,40 por cada dólar y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de $1 por cada dólar, que se actualizarán a partir de la fecha del citado decreto (3 de febrero de 2002) por un "coeficiente de estabilización de referencia" (CER), c) la pesificación de todos los contratos privados celebrados a dicha fecha al tipo de cambio de 1 peso por dólar, d) la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e interés de préstamos financieros, e) la suspensión de los despidos sin justa causa , f) la implementación de nuevos regímenes de retención a las exportaciones de bienes primarios y manufacturas de origen agrícola – ganadero y g) el establecimiento de la obligación de liquidar en el mercado de cambios, en el plazo establecido por la normativa del B.C.R.A., las cobranzas por exportaciones.

Desde fines del 2002, el gobierno nacional ha implementado diversas medidas tendientes a la gradual normalización del mercado de cambios y de los flujos de divisas comerciales y financieros. En tal sentido, entre otras disposiciones, se flexibilizaron las restricciones al pago del servicio de capital e intereses de deudas con acreedores del exterior, se flexibilizaron los plazos de pago de importaciones y se amplió el acceso al mercado de cambios por parte de personas físicas y jurídicas.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el año 2002 se produjo un incremento de precios internos al por mayor de aproximadamente un 118 % de acuerdo con la información del Instituto Nacional de Estadísticas y Censos (INDEC). Dicho incremento por el ejercicio finalizado el 30 de junio de 2003 ascendió aproximadamente al 9 %, y por el semestre terminado el 31 de diciembre de 2003, fue de aproximadamente 4,5 %.

Debido a la necesidad de obtener la previa autorización del BCRA, la Sociedad Cooperativa tiene restringida la posibilidad de realizar ciertas transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

b) Marcha actual de los negocios

El contexto económico descripto en el apartado a) precedente, ha llevado a un escenario de profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo y severas restricciones para el acceso al crédito.

Este contexto económico impactó en la Sociedad Cooperativa y generó una afectación de su flujo de fondos y, consecuentemente, dificultades para la cancelación de sus pasivos.

Por lo expuesto, la Sociedad Cooperativa, se encuentra en el proceso de reestructuración global de sus deudas financieras elaborando una propuesta con el propósito de obtener prórrogas en los plazos de vencimiento de sus obligaciones y reducciones en las tasas de interés. Adicionalmente,

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL ... ELLA
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Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 1..

la Sociedad Cooperativa se encuentra desarrollando las estrategias a fin de adecuar sus negocios al nuevo contexto, lo que incluye también la consideración de posibles alianzas estratégicas con otras sociedades locales y del exterior, para lo cual cuenta con la aprobación de la Asamblea General Ordinaria. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que las acciones implementadas con respecto a reducción de costos y gastos y a una muy precisa selección de los negocios en función a su rentabilidad, sumado al éxito que se espera de las negociaciones mencionadas tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos positivos para comenzar a revertir la actual situación.

Teniendo en cuenta el contexto económico descripto precedentemente y su impacto en la Sociedad Cooperativa y que ciertas cuestiones podrían requerir de nuevas medidas por parte del Gobierno, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

16. SINIESTRO PLANTA INDUSTRIAL CHIVILCOY

Durante el mes de octubre de 2003 un tornado afectó la zona de Chivilcoy (Provincia de Buenos Aires) produciendo daños sobre las instalaciones que la Sociedad Cooperativa posee en dicha localidad. Dicho vendaval destruyó un depósito inteligente de leche larga vida, afectando totalmente los productos almacenados en el mismo. La Sociedad Cooperativa posee contratado seguros que cubren esta contingencia. A la fecha de los presentes estados contables se continúa trabajando con la compañía aseguradora a los efectos de determinar el costo total de la reconstrucción, los cuales serían cubiertos por dicha Compañía excepto por una franquicia de USD 250.000. El resultado originado por reconocer los daños hasta dicha franquicia fue registrado en los resultados del período finalizado el 31 de diciembre de 2003 bajo el rubro "Resultados Extraordinarios" y ascendieron a $ 757.869.

Firmado a efectos de su
Identificación con nuestro
Informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. - T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.C. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

EVOLUCION DE LOS BIENES DE USO POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES				VALOR NETO RESULTANTE 31/12/2003	VALOR NETO RESULTANTE 30/06/2003
	Saldo al Comienzo del Ejercicio	Aumentos	Disminuciones	Transferencias	Saldo al Cierre del Período/Ejercicio	Acumuladas al Comienzo del Ejercicio	Del Período/Ejercicio Aumentos	Del Período/Ejercicio Disminuciones	Acumuladas al Cierre del Período/Ejercicio		
TERRENOS	13,908,844	-	(373,250)	-	13,535,594	-	-	-	-	13,535,594	13,908,844
EDIFICIOS	344,027,691	690,275	(428,606)	309,087	344,598,447	126,056,804	4,973,103	(95,481)	130,934,426	213,664,021	217,970,887
CERCOS E INSTALACIONES	29,105,937	33,862	(286,984)	164,702	29,017,517	12,272,785	551,470	(35,377)	12,788,878	16,228,639	16,833,152
MAQ. E INSTALACIONES	621,827,167	749,197	(1,315,759)	458,719	621,719,324	397,281,099	13,306,946	(1,095,512)	409,492,533	212,226,791	224,546,068
HERRAMIENTAS EN USO	1,161,469	1,971	(4,863)	295	1,158,872	1,096,007	19,181	(4,658)	1,110,530	48,342	65,462
MUEBLES Y UTILES	17,849,131	8,867	(99,561)	(430)	17,758,007	13,968,839	489,968	(95,993)	14,362,814	3,395,193	3,880,292
RODADOS	6,676,730	-	(411)	(926)	6,675,393	3,322,291	173,929	(411)	3,495,809	3,179,584	3,354,439
EQ. COMPUTACION PROPIOS	10,859,846	49,146	(49,812)	8,642	10,867,822	10,272,041	419,721	(41,261)	10,650,501	217,321	587,805
BIENES DE USO EN COMODATO	251,606	-	(140,335)	-	111,271	98,783	7,076	(47,854)	58,005	53,266	152,823
EQ.DE COMP. EN COMODATO	197,769	371	(3,279)	5,400	200,261	195,193	1,113	-	196,306	3,955	2,576
BIENES DE USO EN LEASING	10,487,616	1,628,931	-	-	12,116,547	5,386,637	497,708	-	5,884,345	6,232,202	5,100,979
BIENES DE USO EN LEASING ROD.	1,209,095	-	-	923	1,210,018	408,925	86,430	-	495,355	714,663	800,170
MAQ.LEY 24402 Y RES.502/95	77,032,103	390,852	-	329,593	77,752,548	41,299,850	2,700,760	-	44,000,610	33,751,938	35,732,253
OBRAS EN CURSO	1,663,164	1,081,616	(2,628)	(946,062)	1,796,090	-	-	-	-	1,796,090	1,663,164
BIENES DE USO RESOL. 502/95	20,247,975	-	-	(329,943)	19,918,032	10,134,260	1,035,720	-	11,169,980	8,748,052	10,113,715
TOTALES AL 31/12/2003	**1,156,506,143**	**4,635,088**	**(2,705,488)**	-	**1,158,435,743**	**621,793,514**	**24,263,125**	**(1,416,547)**	**644,640,092**	**513,795,651**	
TOTALES AL 30/06/2003	**1,203,424,838**	**5,160,418**	**(52,079,113)**	-	**1,156,506,143**	**575,202,617**	**50,662,076**	**(4,071,179)**	**621,793,514**		**534,712,629**
			(A)		(C)		(B)	(A)			

(A) - Incluye 336.829 y 1.927.070 al 31 de diciembre de 2003 y 30 de junio de 2003, respectivamente, de Desafectación de la Reserva Revaluo Técnico por Bajas del Período/Ejercicio.

(B) - Incluye 4.950.269 y 11.352.773 al 31 de diciembre de 2003 y 30 de junio de 2003, respectivamente, de Mayor Amortización Técnica.

(C) - Al 31 de diciembre de 2003 y al 30 de Junio 2003 el saldo de bienes de uso incluye diferencias de cambio acumuladas por un importe de 15.696.384 y 14.017.067, respectivamente. Durante el periodo de seis meses finalizado el 31 de diciembre de 2003, la Sociedad Cooperativa ha incrementado el rubro bienes de uso e imputado a resultados diferencias de cambio, netas de la depreciación correspondiente a las mismas, de acuerdo con lo que dispone la Resolución General N° 398 de la C.N.V. El mencionado incremento neto ha sido incluido dentro de las altas del período y asciende a 1.679.317.

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

EVOLUCION DE LOS ACTIVOS INTANGIBLES POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2003

COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

CUENTA PRINCIPAL	Saldo al Comienzo del Ejercicio	Aumentos	Saldo al Cierre del Periodo/Ejercicio	Amortización Acumulada			NETO RESULTANTE
				Acumuladas al Comienzo del Ejercicio	Del Periodo/ Ejercicio	Acumuladas al Cierre del Periodo/Ejercicio	
MARCAS DE FABRICA	4,984,358	114,947	5,099,305	2,799,181	152,562	2,951,743	2,147,562
TOTALES AL 31/12/2003	4,984,358	114,947	5,099,305	2,799,181	152,562	2,951,743	2,147,562
TOTALES AL 30/06/2003	4,521,906	462,452	4,984,358	2,522,596	276,585	2,799,181	2,185,177

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I N A E S 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

INVERSIONES BANCARIAS, EN ACCIONES, OTROS VALORES NEGOCIABLES Y PARTICIPACION EN OTRAS SOCIEDADES AL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2.)

Emisor y características de los valores	31/12/2003 Clase	Valor Nominal	Cantidad	Valor de Libros	30/06/2003 Valor de Libros	INFORMACIÓN SOBRE EL EMISOR - ÚLTIMO BALANCE: Actividad	Fecha	Capital Social	Resultado	Patrimonio Neto	Porcentaje Directo	Porcentaje Indirecto
Inversiones corrientes												
Inversiones bancarias y plazos fijos	-	-	-	575,358	15,724	-	-	-	-	-	-	-
Total de Inversiones corrientes	-	-	-	575,358	15,724	-	-	-	-	-	-	-
Inversiones No Corrientes												
El Hornero S.C. (1)	-	-	-	6,427,460	8,445,773	Ind.y Comerc. de Productos Alimenticios	12-2003	310,000	(2,028,455)	6,459,759	99.50%	99.50%
Coop Publicidad S.C.	-	-	-	-	-	Agencia de Publicidad	12-2003	1	39,908	(36,745)	90.00%	99.95%
Amplicampo Inversora S.A.	A / B	1.00	412,205	8,970,231	9,176,115	Servicios de financiación y actividades financieras	12-2003	433,900	(216,721)	9,442,348	95.00%	95.00%
SanCor Do Brasil Productos Alimenticios Ltda. (1)	-	-	-	-	-	Imp. y comerc. de Productos Alimenticios	12-2003	15,347,942	(3,128,770)	(10,421,237)	92.00%	99.96%
Integral Insumos S.C. (1) (2)	-	-	-	11,602,024	10,872,617	Provisión de insumos para la actividad agropecuaria y agroindustrial	12-2003	440,000	744,293	11,838,800	98.00%	99.99%
SanCor Mexico	-	-	-	6,641	6,641	Industrialización y comercialización de productos alimenticios	12-2002	6,383	0	6,939	95.00%	99.98%
Sodecar S.A.	A	100.00	77,618	10,059,960	10,184,492	Elaboración de fiambres, chacinados y otros	12-2003	15,523,600	(249,064)	20,119,919	50.00%	63.45%
Arla Foods Ingredients S.A. (1)	-	1,000.00	13,806	39,131,940	40,966,483	Elaboración y venta de productos derivados del suero de queso	12-2003	27,612,000	(3,669,085)	78,263,880	50.00%	50.00%
SanCor Dairy Corporation	-	1.00	10,000	251,509	-	Imp. y comerc. de Productos Alimenticios	09-2003	10,000	255,756	251,509	100.00%	100.00%
Aproagro S.A. (3)	-	-	-	-	-	Provisión de insumos para la actividad agropecuaria y serv. informáticos	12-2003	5,012,000	(403,296)	6,992,830	-	95.00%
Nobleplus S.A. (3)	-	-	-	-	-	Ind.y Comerc. de Productos Alimenticios	12-2003	273,051	(40,625)	25,323	-	99.98%
San Marco S.A. (3)	-	-	-	-	-	Elaboración y Comercialización de productos lácteos	12-2003	11,000,000	(1,547,161)	18,763,838	-	99.50%
Acciones de Cooperativas	-	-	-	3,480,994	3,241,042	-	-	-	-	-	-	-
TC/CAP Fideicomiso Financiero	Títulos de Deuda Fiduciaria	USD 1	3,781,200	11,887,534	11,404,837	-	-	-	-	-	-	-
Otras	-	-	-	159,559	159,559	-	-	-	-	-	-	-
Llave de Negocio	-	-	-	4,598,641	4,722,930	-	-	-	-	-	-	-
Total de Inversiones no corrientes	-	-	-	96,576,493	99,180,489							
Otros Pasivos por Inversiones												
SanCor Dairy Corporation	-	-	-	-	(4,247)	-	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	-	-	-	(9,587,538)	(11,930,965)	-	-	-	-	-	-	-
Coop Publicidad S.C.	-	-	-	(33,071)	(68,988)	-	-	-	-	-	-	-
Total de Otros Pasivos por Inversiones	-	-	-	(9,620,609)	(12,004,200)							

(1) Durante el período finalizado el 31 de diciembre de 2003 y el ejercicio cerrado en junio de 2003 se efectuaron aportes de capital en Integral Insumos S.C. por 19.964.942 (junio 2003), Arla Foods Ingredients S.A. por 1.608.074 (junio 2003) y SanCor Do Brasil Productos Alimenticios Ltda. por 5.221.896 y 1.283.400.

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 31 de diciembre de 2003 asciende a 1.251.843, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. El vencimiento de dichos créditos se produce en su totalidad en el presente ejercicio.

(3) Dichas Sociedades son controladas por Amplicampo Inversora S.A., Integral Insumos S.C. y El Hornero S.C., respectivamente.

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 182 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ANEXO E

EVOLUCION DE LAS PREVISIONES, RESERVAS Y FONDOS POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2003

(Expresado en Pesos - Nota 1.2)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINU-CIONES	AUMENTOS	SALDOS AL CIERRE DEL PERIODO	REFERENCIAS SOBRE DISMINUCIONES	REFERENCIAS SOBRE AUMENTOS	
PREVISIONES							
Deducidas del Activo:							
Para Cuentas Incobrables	41,307,060	708,582	2,682,428	43,280,906	Consumo	Análisis individual de recuperabilidad	
Para Obsolescencia	961,874	269,297	233,302	925,879	Consumo	Items de lenta rotación e improbable utilización	
	42,268,934	977,879	2,915,730	44,206,785			
Incluidas en el Pasivo:							
Previsión para Juicios	14,354,415	791,415	2,384,499	15,947,499	Absorción por acuerdos extrajudiciales	Cálculo sobre litigios laborales según informes de los letrados	
	14,354,415	791,415	2,384,499	15,947,499			
TOTAL	56,623,349	1,769,294	5,300,229	60,154,284			
RESERVAS Y FONDOS							
Legal	2,811,646	-	-	2,811,646			
Acción Asist. y Laboral	3,045	-	43	3,088		Intereses y recuperos de préstamos al personal	
Especial (Art. 42 Ley 20.337)	12,995,113	20,000	6,394,941	19,370,054	Movimiento de Cooperativas	Recomposición con resultado ejercicio 02/03 Retiro de Cooperativas	5,605,329 789,612
Revalúo Técnico	205,633,259	5,287,098	-	200,346,161	Desafectación por depreciación y bajas de Bienes de Uso		
TOTAL	221,443,063	5,307,098	6,394,984	222,530,949			

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

COSTO DE LAS MERCADERIAS VENDIDAS POR EL PERIODO DE SEIS MESES TERMINADO

EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

RUBROS	31/12/2003	31/12/2002
Existencia al Comienzo del Ejercicio		
Productos Terminados	70,084,361	94,055,212
Compras y Costos de Producción		
Compras y Gastos de Fabricación (Anexo H)	452,301,452	393,410,135
Subtotal	522,385,813	487,465,347
Menos:		
Resultados por Tenencia (Nota 2.12)	9,070,403	15,416,383
Existencia Final de Productos Terminados	76,694,725	80,240,352
Intereses Implícitos en Compras	7,554,253	10,452,552
Costo de las Mercaderías Vendidas	429,066,432	381,356,060

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA AL 31 DE DICIEMBRE DE 2003

COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

Rubros	31/12/2003			30/06/2003	
	Monto y clase de la moneda extranjera	Cambio Vigente	Monto en moneda local	Monto y clase de la moneda extranjera	Monto en moneda local
ACTIVO					
ACTIVO CORRIENTE					
CAJA Y BANCOS	32,050 USD	2.88000	92,305	1,050,411 USD	2,836,109
	2,305 BRL	0.99071	2,283	1,741 BRL	1,633
	22,000 ITL	0.00186	41	22,000 ITL	35
	900 FRF	0.54925	494	900 FRF	428
	265 DEM	1.84215	488	265 DEM	418
	7,000 ESP	0.02165	152	7,000 ESP	130
	1,062 DKK	0.48382	514	1,062 DKK	446
	140 SZL	2.30379	323	140 SZL	280
	43,330 CLP	0.00490	212	43,330 CLP	167
	5,000 UYU	0.09948	497	1,809 UYU	190
	125 GBP	5.25600	657	125 GBP	557
	120 EUR	3.61522	435	262 EUR	806
INVERSIONES	197494 USD	2.88000	568,783	- -	-
CREDITOS POR VENTAS (1)	20,622,142 USD	2.88000	59,391,770	14,319,726 USD	38,663,260
OTROS CREDITOS	1,376,842 USD	2.88000	3,965,302	544,090 USD	1,469,043
TOTAL			**64,024,256**		**42,973,502**
ACTIVO NO CORRIENTE					
INVERSIONES	4,127,616 USD	2.88000	11,887,534	4,224,014 USD	11,404,837
TOTAL			**11,887,534**		**11,404,837**
PASIVO					
PASIVO CORRIENTE					
PROVEEDORES	3,039,630 USD	2.93000	8,906,118	3,585,076 USD	10,038,213
PROVEEDORES DEL EXTERIOR	783,534 USD	2.93000	2,295,755	586,039 USD	1,640,910
	31,283 EUR	3.67800	115,059	205,200 FRF	101,512
ANTICIPO DE CLIENTES	3,478,890 USD	2.93000	10,193,147	2,884,421 USD	8,076,379
DEUDAS FINANCIERAS	145,659,792 USD	2.93000	426,783,187	137,063,308 USD	383,777,262
OTRAS DEUDAS	1,927,412 USD	2.93000	5,647,317	809,344 USD	2,266,162
TOTAL			**453,940,583**		**405,900,438**
PASIVO NO CORRIENTE					
PROVEEDORES	7,261,040 USD	2.93000	21,274,849	7,994,360 USD	22,384,209
ANTICIPO DE CLIENTES	3,243,199 USD	2.93000	9,502,574	3,758,732 USD	10,524,450
DEUDAS FINANCIERAS	21,250,000 USD	2.93000	62,262,500	22,500,000 USD	63,000,000
TOTAL			**93,039,923**		**95,908,659**

(1) Neto de la previsión para cuentas incobrables nominadas en moneda extranjera.

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

COMPRAS Y GASTOS DE FABRICACION, ADMINISTRACION Y COMERCIALIZACION

POR EL PERIODO DE SEIS MESES TERMINADO EL 31 DE DICIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

Rubros	31/12/2003				31/12/2002
	Compras y gastos de fabricación	Gastos de Administración	Gastos de Comercialización	Total	Total
Materia prima	298,963,161	-	-	298,963,161	242,757,792
Mano de Obra	36,759,156	4,906,598	12,401,222	54,066,976	50,547,214
Fletes y Traslados	14,394,898	1,058,684	23,813,746	39,267,328	30,699,899
Envases y Embalajes	47,042,327	-	241,128	47,283,455	51,291,202
Deudores Incobrables	-	-	2,682,428	2,682,428	3,040,280
Depreciación de Bienes de Uso (1)	17,890,578	274,034	1,148,244	19,312,856	19,887,613
Conservación de Bienes de Uso	5,311,384	65,321	273,952	5,650,657	4,151,885
Combustible y Energía Eléctrica	8,006,477	67,898	265,883	8,340,258	9,695,918
Publicidad, Promoción y Otros	-	148,575	9,369,139	9,517,714	11,124,671
Impuestos y Tasas	6,788,484	54,480	11,006,462	17,849,426	18,453,682
Otros Servicios	887,921	839,193	1,725,870	3,452,984	3,965,729
Servicios Contratados a 3°	8,435,295	485,406	6,553,073	15,473,774	13,760,090
Otros	7,821,771	1,055,070	7,911,345	16,788,186	23,147,193
Total 2003	452,301,452	8,955,259	77,392,492	538,649,203	-
Total 2002	393,410,135	7,874,538	81,238,495	-	482,523,168

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

Firmado a efectos de su identificación
con nuestro informe de fecha 09-02-2004
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

Reseña Informativa por el período de seis meses finalizado el 31 de diciembre de 2003

(Comparativa con el mismo período de los cuatro ejercicios anteriores)

1) *Actividades desarrolladas por la entidad: (*)*

- *El nivel de producción durante el semestre, medido en términos de la leche recibida para su procesamiento, fue inferior al registrado en los últimos ejercicios económicos. Si bien se detecta un mejor ingreso de materia prima en los primeros meses del año.*
- *Las ventas totales, en volumen, se ajustaron al nivel de la producción, lo que permitió mantener la inmovilización en inventarios de productos terminados en niveles relativamente bajos. El ajuste del nivel de actividad repercutió en la exportación, dado que se privilegió el mercado local. Actualmente se espera colocar mayores volúmenes en el mercado externo, estimulado por los mejores precios internacionales.*
- *El resultado operativo fue deficitario, influenciado fuertemente por el comportamiento del tipo de cambio en el semestre (devaluación del peso) que incidió en los costos del financiamiento.*
- *Se continuó avanzando en el ajuste de algunas estructuras, orientados al mejoramiento de la eficiencia organizacional.*
- *La variación que expone la estructura patrimonial y financiera respecto de los mismos períodos de ejercicios anteriores refleja el acomodamiento de la empresa al actual nivel de actividad y el fuerte impacto de la variación del tipo de cambio sobre los pasivos financieros contraídos en moneda extranjera.*

2) *Estructura Patrimonial Comparativa (en pesos):*

	2003	2002	2001	2000	1999
Activo Corriente	328.302.995	372.112.211	577.543.763	576.385.706	565.743.711
Activo no Corriente	639.126.768	739.669.924	827.268.748	866.608.437	809.884.809
Total	967.429.763	1.111.782.135	1.404.812.511	1.442.994.143	1.375.628.520
Pasivo Corriente	692.031.366	649.535.409	637.198.217	534.240.037	474.517.211
Pasivo no Corriente	157.148.188	239.127.598	262.666.858	314.222.669	263.749.019
Subtotal	849.179.554	888.663.007	899.865.075	848.462.706	738.266.230
Patrimonio Neto	118.250.209	223.119.128	504.947.436	594.531.437	637.362.290
Total	967.429.763	1.111.782.135	1.404.812.511	1.442.994.143	1.375.628.520

3) *Estructura de Resultados Comparativa (en pesos):*

	2003	2002	2001	2000	1999
Resultado Oper. Ordinario	4.145.846	20.746.443	17.701.111	44.178.253	15.074.086
Resultados Financieros	-56.451.005	23.246.390	-66.054.252	-39.499.532	-27.778.941
Fondo Promoción Cooperativa	-	-	-2.796.191	-3.033.604	-1.456.904
Otros Gastos y Otros Ingresos y Egresos (1)	-13.754.071	-21.411.477	-32.251.450	2.203.284	10.881.973
Resultados Extraordinarios	-757.869	-	-	-	-
Resultado Neto	-66.817.099	22.581.356	-83.400.782	3.848.401	-3.279.786

(1) Incluye Resultados de Inversiones Permanentes

SanCor Cooperativas Unidas Limitada

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-04
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. ...ELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

4) Datos Estadísticos (en unidades físicas): (*)

- *Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.*

	2003	2002	2001	2000	1999
# Volumen de Producción	645.554	674.465	823.070	891.467	1.008.276
# Volumen de Ventas - Mercado Local	444.650	406.295	560.079	632.736	653.867
- Exportación	177.487	278.851	176.995	196.741	369.798
- Total	622.137	685.146	737.074	829.477	1.023.665

5) Índices:

	2003	2002	2001	2000	1999
Liquidez (1)	0,47	0,57	0,91	1,08	1,19
Solvencia (2)	0,14	0,25	0,56	0,70	0,86
Inmovilización de Capital (3)	0,66	0,67	0,59	0,60	0,59

(1) Activo Corriente / Pasivo Corriente; (2) Patrimonio Neto / Pasivo Total; (3) Activo No Corriente / Activo Total

6) Perspectivas para el resto del ejercicio: (*)

- *El contexto económico nacional seguirá condicionando la performance de nuestra empresa como ha sucedido en este primer semestre. En el mercado interno, el poder adquisitivo de la población, el tipo de cambio nominal y relativo, la tasa de interés, la tasa de inflación y condicionantes como el acceso al crédito, la presión tributaria y las regulaciones jurídicas y económicas, seguirán siendo determinantes. La empresa continuará adaptando su estrategia de canales y productos a dicha realidad, orientando su oferta al fortalecimiento del mercado y manteniendo su excelente standard de calidad.*

Firmado a efectos de su identificación con nuestro informe de fecha 09-02-04
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T°1 F°13

GABRIEL ... ELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T°102 - F°187

- *Además, los condicionantes propios del mercado lácteo mundial influirán en la actividad de exportación de la empresa, que ha decidido mantener vigente su estrategia de presencia en el exterior, aprovechando no sólo la competitividad que confiere el tipo de cambio, sino también el reconocido prestigio internacional de sus productos. Este mercado valora las políticas de calidad, tanto de materia prima como de procesos y el nivel tecnológico necesario para satisfacer las necesidades de los clientes de cualquier parte del mundo.*

- *Paralelamente, continúa el proceso de negociación con los principales acreedores y entidades financieras con el propósito de obtener términos más favorables para la amortización de las obligaciones en el tiempo y disminución de las tasas de interés.*

- *Creemos que el modelo de afianzamiento de las exportaciones, la optimización permanente de la mezcla producto/canal en el mercado interno y la profundización de los programas de adecuación de las estructuras, sumado a la obtención de lo esperado en las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, permitirán alcanzar resultados positivos en el futuro mediato.*

(*) Información no cubierta por el informe del auditor.

Firmado a efectos de su
identificación con nuestro
informe de fecha 09-02-04
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 – F° 13

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 – F° 187

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA

ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2003
PRESENTADOS EN FORMA COMPARATIVA CON EL EJERCICIO ANTERIOR Y EL MISMO PERIODO DEL EJERCICIO ANTERIOR

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratifico mi firma que obra litografiada en las fojas que anteceden desde la página N° 1 hasta la página N° 36.

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 – F° 13

NÉSTOR JUAN GARETTO	GABRIEL S. CASELLA	MIGUEL OMAR ALTUNA
Presidente	Socio	Presidente
Comisión Fiscalizadora	Contador Público U.B.A.	
	C.P.C.E.C.F. T° 162– F° 187	